Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2020

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2020

(Unaudited)

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of

Shinhan Financial Group Co.,Ltd and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2020 and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020, and notes to the financial statements, including a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 31 of the financial statements. As explained in Note 31, The rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

The Group is monitoring the effects of COVID-19 and the financial and economic relief measures the Korean government is providing. Given these considerations, during the first quarter when applying Korean IFRS 1109 Financial Instrument the Group has applied the same forward-looking macroeconomic information in estimating expected credit loss as it applied at the end of the previous year.

Other Matters

The consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, presented herein for comparative purposes, were reviewed by KPMG Samjong whose report dated May 15, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by KPMG Samjong who expressed an unqualified opinion on those statements, not presented herein, on March 5, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 15, 2020

Seoul, Korea

This report is effective as of May 15, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note		March 31, 2020 (Unaudited)	December 31, 2019

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	30,604,367	28,423,744
Financial assets at fair value through profit or loss	4, 8		53,041,213	53,163,143
Derivative assets	4, 9		5,012,509	2,829,274
Securities at fair value through other comprehensive income	4, 10		59,620,857	59,381,053
Securities at amortized cost	4, 10		46,081,848	45,582,065
Loans at amortized cost	4, 11		334,161,992	323,244,979
Property and equipment			4,098,650	4,083,328
Intangible assets			5,551,600	5,558,714
Investments in associates	12		2,032,581	1,452,861
Current tax receivable			74,565	88,433
Deferred tax assets			63,040	218,254
Investment property			709,638	488,610
Net defined benefit assets	16		171	1,682
Other assets	4		36,989,541	27,878,281
Assets held for sale			55,555	25,160

Total assets		~~W~~	578,098,127	552,419,581

Liabilities
Deposits	4	~~W~~	308,911,196	294,874,256
Financial liabilities at fair value through profit or loss	4, 13		1,490,761	1,632,457
Financial liabilities designated at fair value through profit or loss	4, 14		8,677,909	9,409,456
Derivative liabilities	4, 9		5,264,980	2,303,012
Borrowings	4		36,804,947	34,863,156
Debt securities issued	4, 15		75,115,366	75,363,364
Liabilities for defined benefit obligations	16		140,473	121,140
Provisions	17		576,609	557,024
Current tax payable			543,428	512,757
Deferred tax liabilities			403,987	451,603
Liabilities under insurance contracts	18		52,327,126	52,163,417
Other liabilities	4, 11		45,899,320	38,237,558

Total liabilities			536,156,102	510,489,200

Equity	19
Capital stock			2,773,627	2,732,463
Hybrid bonds			1,731,235	1,731,235
Capital surplus			11,325,187	10,565,353
Capital adjustments			(832,925)	(1,116,770)
Accumulated other comprehensive loss			(264,335)	(260,156)
Retained earnings			25,541,384	25,525,821
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			40,274,173	39,177,946
Non-controlling interests			1,667,852	2,752,435
Total equity			41,942,025	41,930,381

Total liabilities and equity		~~W~~	578,098,127	552,419,581

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won)	Note		2020 (Unaudited)	2019 (Unaudited)

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,630,365	3,652,964
Financial assets at fair value through profit or loss			230,972	190,351
			3,861,337	3,843,315
Interest expense			(1,397,905)	(1,461,808)
Net interest income	20		2,463,432	2,381,507

Fees and commission income			895,436	815,207
Fees and commission expense			(363,955)	(335,763)
Net fees and commission income	21		531,481	479,444

Insurance income			1,767,683	1,981,083
Insurance expenses			(1,968,532)	(2,186,009)
Net insurance loss	18		(200,849)	(204,926)

Dividend income			30,082	20,161
Net gain (loss) on financial assets at fair value through profit or loss			(1,372,420)	804,597
Net gain (loss) on financial assets at fair value through profit or loss (overlay approach)			34,700	(90,380)
Net gain (loss) on financial assets designated at fair value through profit or loss			1,407,406	(565,697)
Net foreign currency transaction gain			25,385	121,125
Net gain on disposal of financial asset at fair value through other comprehensive income	10		110,259	18,867
Net loss on disposal of securities at amortized cost	10		(8)	(1)
Provision for credit loss allowance	22		(283,914)	(257,390)
General and administrative expenses	23		(1,197,888)	(1,168,386)
Other operating expenses, net			(290,275)	(228,586)

Operating income			1,257,391	1,310,335

Equity method income	12		17,307	18,722
Other non-operating income(loss), net			1,884	(6,513)
Profit before income taxes			1,276,582	1,322,544

Income tax expense	25		327,042	356,712
Profit for the period		~~W~~	949,540	965,832

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won, except earnings per share)	Note		2020 (Unaudited)	2019 (Unaudited)

Other comprehensive income (loss) for the period, net of income tax	19	~~W~~	(7,857)	345,418
Items that are or may be reclassified to profit or loss:
Gain on valuation of financial assets at fair value through other comprehensive income			12,260	210,704
Gain (loss) on financial assets at fair value through profit or loss (overlay approach)			(19,928)	62,043
Equity in other comprehensive income (loss) of associates			(1,429)	1,801
Foreign currency translation adjustments for foreign operations			58,771	61,906
Net change in unrealized fair value of cash flow hedges			(19,263)	(10,380)
Other comprehensive income of separate account			591	5,679
			31,002	331,753
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(695)	(211)
Equity in other comprehensive loss of associates			(10)	(8)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income			(34,377)	15,899
Loss on disposal of financial assets at fair value through other comprehensive income			(3,765)	(1,674)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(12)	(341)
			(38,859)	13,665

Total comprehensive income for the period		~~W~~	941,683	1,311,250

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	932,400	918,359
Non-controlling interests			17,140	47,473
		~~W~~	949,540	965,832
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	924,457	1,215,585
Non-controlling interests			17,226	95,665
		~~W~~	941,683	1,311,250

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	1,848	1,914

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2019

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	918,359	918,359	47,473	965,832
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	189,458	-	189,458	35,471	224,929
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	49,203	-	49,203	12,840	62,043
Equity in other comprehensive income of associates		-	-	-	-	1,793	-	1,793	-	1,793
Foreign currency translation adjustments		-	-	-	-	61,037	-	61,037	869	61,906
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(9,391)	-	(9,391)	(989)	(10,380)
Other comprehensive income of separate account		-	-	-	-	5,679	-	5,679	-	5,679
Remeasurements of defined benefit plans		-	-	-	-	(212)	-	(212)	1	(211)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(341)	-	(341)	-	(341)
Total other comprehensive income		-	-	-	-	297,226	-	297,226	48,192	345,418
Total comprehensive income		-	-	-	-	297,226	918,359	1,215,585	95,665	1,311,250

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(18,341)	(18,341)	-	(18,341)
Acquisition of treasury stock		-	-	-	(11,757)	-	-	(11,757)	-	(11,757)
Change in other capital adjustments		-	-	9,485	996	-	(5,158)	5,323	-	5,323
Change in other non-controlling interests		-	-	-	-	-	-	-	1,409,549	1,409,549
		-	-	9,485	(10,761)	-	(776,540)	(777,816)	1,409,549	631,733
Reclassification between OCI and retained earnings		-	-	-	-	1,674	(1,674)	-	-	-
Balance at March 31, 2019(Unaudited)	~~W~~	2,645,053	1,531,759	9,904,973	(563,656)	(454,320)	23,099,585	36,163,394	2,431,019	38,594,413

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2020

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	932,400	932,400	17,140	949,540
Other comprehensive income (loss), net of income tax:
Gain on financial assets at fair value through other comprehensive income		-	-	-	-	(26,073)	-	(26,073)	191	(25,882)
Gain on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	(19,928)	-	(19,928)	-	(19,928)
Equity in other comprehensive income of associates		-	-	-	-	(1,439)	-	(1,439)	-	(1,439)
Foreign currency translation adjustments		-	-	-	-	58,873	-	58,873	(102)	58,771
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(19,263)	-	(19,263)	-	(19,263)
Other comprehensive income (loss) of separate account		-	-	-	-	591	-	591	-	591
Remeasurements of defined benefit plans		-	-	-	-	(692)	-	(692)	(3)	(695)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(12)	-	(12)	-	(12)
Total other comprehensive income		-	-	-	-	(7,943)	-	(7,943)	86	(7,857)
Total comprehensive income		-	-	-	-	(7,943)	932,400	924,457	17,226	941,683

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(29,144)	(29,144)	-	(29,144)
Paid-in capital increase		41,164	-	288,022	-	-	-	329,186	-	329,186
Acquisition of treasury stock		-	-	-	(148)	-	-	(148)	-	(148)
Disposition of treasury stock		-	-	-	290,666	-	-	290,666	-	290,666
Change in other capital adjustments		-	-	471,812	(6,673)	-	-	465,139	-	465,139
Change in other non-controlling interests		-	-	-	-	-	-	-	(1,101,809)	(1,101,809)
		41,164	-	759,834	283,845	-	(913,073)	171,770	(1,101,809)	(930,039)
Reclassification between OCI and retained earnings		-	-	-	-	3,764	(3,764)	-	-	-
Balance at March 31, 2020(Unaudited)	~~W~~	2,773,627	1,731,235	11,325,187	(832,925)	(264,335)	25,541,384	40,274,173	1,667,852	41,942,025

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	1,276,582	1,322,544
Adjustments for:
Interest income	20		(3,861,337)	(3,843,314)
Interest expense	20		1,397,905	1,461,808
Dividend income			(30,082)	(20,161)
Net fees and commission expense			271	28,020
Net insurance gain			267,360	765,575
Net loss (gain) on financial instruments at fair value through profit or loss			986,343	(804,597)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)			(34,700)	90,380
Net foreign currency translation loss			62,623	355,889
Net loss (gain) on financial assets designated at fair value through profit or loss			(1,449,181)	565,697
Net gain on disposal of financial asset at fair value through other comprehensive income	10		(110,259)	(18,867)
Provision for credit loss allowance	22		283,914	257,390
Net loss on disposal of securities at amortized cost	10		8	1
Employee costs			44,375	52,310
Depreciation and amortization	23		186,228	160,064
Other operating income			(41,443)	(279,285)
Equity method income, net	12		(17,307)	(18,722)
Other non-operating expense, net			(4,835)	(592)
			(2,320,117)	1,248,404

Changes in assets and liabilities:
Due from banks at amortized cost			(2,531,901)	(4,861,435)
Securities at fair value through profit or loss			(2,940,786)	(1,356,034)
Due from banks at fair value through profit or loss			226,826	(32,245)
Loans at fair value through profit or loss			(169,511)	68,528
Financial instruments designated at fair value through profit or loss			717,634	(374,739)
Derivative instruments			2,619,116	(95,314)
Loans at amortized cost			(9,409,818)	(5,339,968)
Other assets			(9,948,984)	(4,652,352)
Deposits			12,955,064	7,505,969
Liabilities for defined benefit obligations			(28,602)	(27,738)
Provisions			(7,325)	6,973
Other liabilities			6,957,535	9,078,190
			(1,560,752)	(80,165)

Income taxes paid			(143,744)	(201,540)
Interest received			3,931,965	3,644,129
Interest paid			(1,440,309)	(1,292,665)
Dividends received			33,129	15,371
Net cash inflow (outflow) from operating activities		~~W~~	(223,246)	2,159,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the three-month periods ended March 31, 2020 and 2019

			Three-month periods ended March 31
(In millions of won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	1,478,268	464,284
Increase in financial instruments at fair value through profit or loss			(1,420,114)	(487,580)
Proceeds from disposal of financial assets at fair value through other comprehensive income			16,733,884	7,417,906
Acquisition of financial assets at fair value through other comprehensive income			(16,741,255)	(8,804,043)
Proceeds from disposal of financial assets at amortized cost			2,065,314	705,099
Acquisition of financial assets at amortized cost			(2,516,651)	(2,998,783)
Proceeds from disposal of property and equipment			14,780	4,092
Acquisition of property and equipment			(58,647)	(5,557)
Proceeds from disposal of intangible assets			1,732	417
Acquisition of intangible assets			(103,457)	(599,771)
Proceeds from disposal of investments in associates			28,331	76,498
Acquisition of investments in associates			(184,361)	(106,971)
Acquisition of investment property			(238,054)	(124)
Other, net			(36,770)	(29,333)
Proceeds from settlement of hedging derivative financial instruments for financial assets			2,847	1,907
Payment of settlement of hedging derivative financial instruments for financial assets			(55,684)	(11,410)
Net cash flow from business combination			-	(1,914,256)
Net cash outflow from investing activities		~~W~~	(1,029,837)	(6,287,625)

Cash flows from financing activities
Net decrease in borrowings		~~W~~	1,461,582	(396,429)
Proceeds from debt securities issued			3,873,683	8,821,970
Repayments of debt securities issued			(4,627,441)	(4,839,877)
Increase (decrease) in other liabilities			525	(2,941)
Dividends paid			(55,016)	(50,947)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			410,609	376,384
Payment of settlement of hedging derivative financial instruments for debt securities issued			(385,085)	(398,054)
Increase (decrease) in non-controlling interests			17,883	(14,911)
Acquisition of treasury stock			(148)	(11,756)
Redemption of lease liabilities			(67,577)	(66,891)
Payment of stock issuance costs			(2,228)	-
Net cash inflow from financing activities			626,787	3,416,548

Effect of exchange rate changes on cash and cash equivalents			29,636	(60,252)
Increase (decrease) in cash and cash equivalents			(596,660)	(772,059)

Cash and cash equivalents at the beginning of the period	28		8,579,174	8,179,756

Cash and cash equivalents at the end of the period	28	~~W~~	7,982,514	7,407,697

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2020	December 31, 2019
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	March 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*2)	〃	〃	100	59.2
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited(*3)	Hong Kong	〃	-	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Prudential Vietnam Finance	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2020 and December 31, 2019 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		March 31, 2020	December 31, 2019
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group acquired additional shares of Orange Life Insurance Co., Ltd. during the three-month periods ended March 31, 2020, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary of the Group.

(*3) As of March 31, 2020, liquidation procedures are in progress and the remaining assets were collected on February 26, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	17 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 204 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 112 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Group’s subsidiaries as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020			December 31, 2019
Subsidiary(*1)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	35,258,333	11,456,101	23,802,232	32,261,322	9,795,896	22,465,426
Shinhan Bank		411,280,838	385,178,833	26,102,005	392,723,044	366,629,929	26,093,115
Shinhan Card Co., Ltd.		32,599,275	26,678,287	5,920,988	32,917,910	26,769,044	6,148,866
Shinhan Investment Corp.		45,513,695	41,218,839	4,294,856	37,375,487	33,138,930	4,236,557
Shinhan Life Insurance Co., Ltd.		34,410,907	32,282,254	2,128,653	34,133,649	32,062,490	2,071,159
Orange Life Insurance Co., Ltd.		32,374,301	29,330,784	3,043,517	32,841,359	29,654,711	3,186,648
Shinhan Capital Co., Ltd.		8,102,872	7,125,325	977,547	7,566,428	6,612,519	953,909
Jeju Bank		6,222,160	5,721,224	500,936	6,192,927	5,695,223	497,704
Shinhan Credit Information Co., Ltd.		25,270	9,216	16,054	25,292	10,044	15,248
Shinhan Alternative Investment Management Inc.		82,382	75,414	6,968	87,694	75,665	12,029
Shinhan BNP Paribas Asset Management Co., Ltd.		168,635	19,950	148,685	184,203	19,678	164,525
SHC Management Co., Ltd.		9,650	3	9,647	9,639	-	9,639
Shinhan DS		90,075	69,546	20,529	89,141	67,954	21,187
Shinhan Savings Bank		1,586,901	1,400,653	186,248	1,602,902	1,418,317	184,585
Asia Trust Co., Ltd.		184,866	48,603	136,263	172,793	43,933	128,860
Shinhan AITAS Co., Ltd.		75,456	9,546	65,910	77,086	10,962	66,124
Shinhan REITs Management Co., Ltd		43,659	4,600	39,059	45,832	5,619	40,213
Shinhan AI Co., Ltd.		43,599	2,809	40,790	42,402	1,674	40,728

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020			March 31, 2019
Subsidiary(*2)		Operating income	Net income (loss)	Total com-prehensive income (loss)	Operating income	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,480,372	1,364,977	1,364,977	1,341,316	1,248,976	1,248,976
Shinhan Bank		10,239,734	626,607	611,646	5,880,595	618,180	780,706
Shinhan Card Co., Ltd.		1,090,948	126,293	100,685	962,417	121,500	120,207
Shinhan Investment Corp.		4,828,956	46,642	63,977	1,807,811	70,821	74,945
Shinhan Life Insurance Co., Ltd.		1,522,391	39,674	105,935	1,416,791	53,850	118,669
Orange Life Insurance Co., Ltd.		1,095,630	59,508	(61,928)	1,207,777	80,407	202,489
Shinhan Capital Co., Ltd.		147,410	42,707	42,842	133,254	45,591	44,830
Jeju Bank		55,526	5,648	6,512	57,900	6,951	8,003
Shinhan Credit Information Co., Ltd.		10,549	709	709	9,120	110	110
Shinhan Alternative Investment Management Inc.		4,964	1,564	1,564	1,555	(604)	(604)
Shinhan BNP Paribas Asset Management Co., Ltd.		21,291	4,648	4,718	20,212	5,410	5,476
SHC Management Co., Ltd.		28	9	9	42	21	21
Shinhan DS		35,404	(939)	(887)	30,248	749	768
Shinhan Savings Bank		29,807	6,289	6,305	25,584	5,479	5,475
Asia Trust Co., Ltd.		17,958	7,404	7,403	-	-	-
Shinhan AITAS Co., Ltd.		14,458	3,629	3,629	11,905	2,568	2,568
Shinhan REITs Management Co., Ltd.		1,589	(1,154)	(1,154)	1,540	1,312	1,309
Shinhan AI Co., Ltd.		2,331	63	62	-	(49)	(49)

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

2. Basis of preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

(a) Statement of compliance

These consolidated interim financial statements of the Group were prepared in accordance with K-IFRS as part of the period covered by the Group’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

3. Significant accounting policies

Except for the following amendments first applied from January 1, 2020, the Group applies the same accounting policies applied when preparing the annual consolidated financial statements for the year ended December 31, 2019, except for the following amendments that first apply from January 1, 2020.

(a) Amendments to K-IFRS No.1001 ‘Presentation of financial statements’ and K-IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the explanation of the definition of material and amended K-IFRS 1001 and K-IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendments do not have a significant impact on the consolidated interim financial statements.

(b) Amendments to K-IFRS No. 1103 'Business combination' – Definition of business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendments do not have a significant impact on the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arised by each business sector and the principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manages detailed risk limits such as risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-	Establish risk management basic policy in line with management strategy
-	Determine the level of risk that can be assumed by the Group and each subsidiary
-	Approve appropriate investment limit or loss allowance limit
-	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-	Matters concerning risk management organization structure and division of duties
-	Matters concerning the operation of the risk management system;
-	Matters concerning the establishment of various limits and approval of limits
-	Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-	Matters concerning risk disclosure policy
-	Analysis of crisis situation, related capital management plan and financing plan
-	Matters deemed necessary by the board of directors
-	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries. However, if the subsidiary's risk management officer is not an executive, the chief executive officer of risk management may attend.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. After consultation, the Group conducts risk reviews.

④ Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The risk policy committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are credited and managed with credit ratings. Retail customers are calculated by summing up the information of the bank's internal information and external credit information, and the corporate customers are calculated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The calculated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ review committee. In the case of a large or important credit, the credit is approved by the loan officer. In particular, the credit deliberation committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit rating systems (CSS) based on objective statistical methods and bank credit policies. Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, by the party, industry, country. The Group set and manage exposure limits for each sector such as commences.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Council. The Risk Management Council consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the risk management council, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses. The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses and the Group is based on the assumptions consistent with that are based on the business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans were classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, was presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	15,913,942	12,950,561
Retail		156,254,294	152,840,826
Government		21,201,871	19,461,567
Corporations		147,089,680	140,718,619
Card receivable		21,906,193	23,114,264
		362,365,980	349,085,837

Due from banks and loans at fair value through profit or loss(*1)(*3):
Banks		721,782	897,525
Corporations		2,319,137	2,154,821
		3,040,919	3,052,346

Securities at fair value through profit or loss		48,622,513	48,512,857
Securities at fair value through other comprehensive income		58,856,945	58,573,094
Securities at amortized cost		46,081,848	45,582,065
Derivative assets		5,012,509	2,829,274
Other financial assets(*1)(*2)		26,710,626	17,477,778
Financial guarantee contracts		4,582,849	4,698,558
Loan commitments and other credit liabilities		179,672,055	177,660,547
	~~W~~	734,946,244	707,472,356

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

-  Details of impaired financial assets due to credit risk as of March 31, 2020 are as follows:

		March 31, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,447,651	1,339,944	139,143	1,905	-	15,928,643	(14,701)	15,913,942	81,184
Retail		139,900,612	7,228,703	5,458,211	3,656,226	553,914	156,797,666	(543,372)	156,254,294	87,366,211
Government		21,080,522	45,388	81,486	-	-	21,207,396	(5,525)	21,201,871	-
Corporations		89,730,395	34,118,790	10,953,130	12,590,028	1,036,864	148,429,207	(1,339,527)	147,089,680	79,406,562
Card receivable		16,160,352	2,159,055	1,811,394	2,188,222	466,233	22,785,256	(879,063)	21,906,193	6,505
		281,319,532	44,891,880	18,443,364	18,436,381	2,057,011	365,148,168	(2,782,188)	362,365,980	166,860,462
Securities at fair value through other comprehensive income(*2)		49,084,294	9,525,506	-	247,145	-	58,856,945	-	58,856,945	-
Securities at amortized cost		44,938,244	1,154,056	-	-	-	46,092,300	(10,452)	46,081,848	-
	~~W~~	375,342,070	55,571,442	18,443,364	18,683,526	2,057,011	470,097,413	(2,792,640)	467,304,773	166,860,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

-  Details of impaired financial assets due to credit risk as of December 31, 2019 are as follows (continued):

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	-	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government		19,274,854	111,987	80,648	-	-	19,467,489	(5,922)	19,461,567	-
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728
		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171
Securities at fair value through other comprehensive income(*2)		49,276,299	9,057,701	-	239,094	-	58,573,094	-	58,573,094	-
Securities at amortized cost		44,296,882	1,271,681	23,272	-	-	45,591,835	(9,770)	45,582,065	-
	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments and public institutions	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Individuals	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations and banks (including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of BBB+ or above
Credit cards(Individuals)	For individual card holders, score of 7 or higher	For individual card holders, score of below 7

(*2) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 27,854 million and ~~W~~ 28,236 million as of March 31, 2020 and December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,901,636	1,280,486	-	4,182,122
Life time expected credit loss		291,446	109,281	-	400,727
Impaired		-	-	-	-
		3,193,082	1,389,767	-	4,582,849
Loan commitment and other credit line
12-month expected credit loss		147,652,996	21,959,287	-	169,612,283
Life time expected credit loss		7,327,921	2,704,779	-	10,032,700
Impaired		-	-	27,072	27,072
		154,980,917	24,664,066	27,072	179,672,055
	~~W~~	158,173,999	26,053,833	27,072	184,254,904

		December 31, 2019
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	-	4,300,508
Life time expected credit loss		248,544	148,696	-	397,240
Impaired		-	-	810	810
		3,053,961	1,643,787	810	4,698,558
Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	-	167,055,921
Life time expected credit loss		7,850,945	2,730,143	-	10,581,088
Impaired		-	-	23,538	23,538
		153,861,889	23,775,120	23,538	177,660,547
	~~W~~	156,915,850	25,418,907	24,348	182,359,105

(*1) The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	15,568,382	-	-	-	-	-	345,560	-	15,913,942
Retail		-	-	-	-	-	-	-	156,254,294	156,254,294
Government		21,084,375	-	-	2,295	-	-	115,201	-	21,201,871
Corporations		11,559,661	47,734,665	18,731,622	32,733,574	3,573,826	6,256,542	26,499,790	-	147,089,680
Card receivable		37,134	138,161	177,687	32,256	35,222	19,347	21,322,960	143,426	21,906,193
		48,249,552	47,872,826	18,909,309	32,768,125	3,609,048	6,275,889	48,283,511	156,397,720	362,365,980
Due from banks and loans at FVTPL
Banks		721,782	-	-	-	-	-	-	-	721,782
Corporations		1,207,804	556,215	219,429	131,819	3,500	900	199,470	-	2,319,137
		1,929,586	556,215	219,429	131,819	3,500	900	199,470	-	3,040,919
Securities at fair value through profit or loss		29,677,031	2,614,871	1,125,339	619,453	236,577	138,733	14,210,509	-	48,622,513
Securities at fair value through other comprehensive income		28,681,509	3,540,224	611,218	773,548	1,208,177	23,127	24,019,142	-	58,856,945
Securities at amortized cost		9,879,734	28,105	-	1,063,023	955,710	-	34,155,276	-	46,081,848
	~~W~~	118,417,412	54,612,241	20,865,295	35,355,968	6,013,012	6,438,649	120,867,908	156,397,720	518,968,205

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of March 31, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	-	-	-	-	-	489,182	-	12,950,561
Retail		-	-	-	-	-	-	-	152,840,826	152,840,826
Government		19,342,308	-	-	2,295	-	-	116,964	-	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	-	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264
		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837
Due from banks and loans at FVTPL:
Banks		897,525	-	-	-	-	-	-	-	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	-	2,154,821
		2,198,591	505,198	120,636	7,872	3,500	900	215,649	-	3,052,346
Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	-	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	-	58,573,094
Securities at amortized cost		9,930,409	49,876	-	884,072	1,076,086	-	33,641,622	-	45,582,065
	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to fluctuations in market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details.  In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. Through the interest rate risk management, changes in net interest income or net asset value arising from interest rate fluctuations are anticipated by early forecasting changes in interest rate risks related to net interest income and net asset value.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. The Basel III-based IRRBB measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock.  By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario was applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiate by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- raise funding in sufficient amounts, at the optimal time at reasonable costs;

- maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Company defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	163,770,228	32,088,021	36,498,635	61,495,189	16,381,262	2,463,746	312,697,081
Financial liabilities at FVTPL		1,458,778	13,127	10,707	1,967	8,643	-	1,493,222
Borrowings		14,129,447	4,313,477	3,889,565	6,308,777	5,232,667	3,012,809	36,886,742
Debt securities issued		6,034,429	4,973,930	5,684,757	12,559,850	43,364,405	6,774,294	79,391,665
Financial liabilities designated at FVTPL		614,182	514,214	262,376	1,902,797	4,443,313	941,027	8,677,909
Other financial liabilities		34,452,109	90,838	125,237	807,092	642,511	938,130	37,055,917
	~~W~~	220,459,173	41,993,607	46,471,277	83,075,672	70,072,801	14,130,006	476,202,536
Off balance(*4):
Finance guarantee contracts	~~W~~	4,582,849	-	-	-	-	-	4,582,849
Loan commitments and other		180,833,577	-	-	-	-	-	180,833,577
	~~W~~	185,416,426	-	-	-	-	-	185,416,426

Derivatives:
Net and gross settlement of derivatives	~~W~~	(502,191)	(292)	(16,822)	(15,486)	265,452	51,452	(217,887)

		December 31, 2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at fair value through profit or loss		1,558,186	1,096	12,095	17,997	48,609	-	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at fair value through profit or loss		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242
	~~W~~	196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265
Off balance(*4):
Finance guarantee contracts	~~W~~	4,698,558	-	-	-	-	-	4,698,558
Loan commitments and other		178,516,047	-	-	-	-	-	178,516,047
	~~W~~	183,214,605	-	-	-	-	-	183,214,605

Derivatives:
Net and gross settlement of derivatives	~~W~~	407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) These amounts include cash flows of principal and interest on financial assets.

(*2) Demand deposits amounting to ~~W~~125,049,652 million and ~~W~~116,282,706 million as of March 31, 2020 and December 31, 2019 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial instruments held for trading measured at market price are classified as ‘Less than 1 month’.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e) Capital risk management

The Group as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses.

As of the end of the current quarter, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.

Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value of the interest rate swap is calculated as the present value of the expected future cash flows. Also, the fair value of the foreign exchange forward contract is calculated by applying the advanced rate of exchange at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

-	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
-	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
-	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	73,525	648,257	721,782
Loan receivables at FVTPL		-	766,303	1,552,834	2,319,137
Securities at FVTPL:
Debt securities and other securities		4,722,904	35,003,392	8,764,661	48,490,957
Equity securities		563,808	184,746	629,227	1,377,781
Gold/Silver deposits		131,556	-	-	131,556
Derivatives assets:
Trading		202,875	3,867,944	401,867	4,472,686
Hedging		-	537,744	2,079	539,823
Securities measured at FVOCI:
Debt securities		15,769,277	43,051,638	36,030	58,856,945
Equity securities		164,879	-	599,033	763,912
	~~W~~	21,555,299	83,485,292	12,633,988	117,674,579
Financial liabilities at FVTPL:
Securities sold	~~W~~	1,034,771	-	-	1,034,771
Gold deposits		455,990	-	-	455,990
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	837,548	7,840,361	8,677,909
Derivative liabilities
Trading		434,053	4,272,586	145,862	4,852,501
Hedging		-	209,751	202,728	412,479
	~~W~~	1,924,814	5,319,885	8,188,951	15,433,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	66,870	830,655	897,525
Loan receivables measured at FVTPL		-	686,446	1,468,375	2,154,821
Securities at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold/Silver deposits		111,715	-	-	111,715
Derivative assets:
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		-	240,430	2,776	243,206
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	-	624,852	807,959
	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	-	-	1,164,697
Gold deposits		467,760	-	-	467,760
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		-	112,258	189,750	302,008
	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

	March 31, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		(40,057)	1,944	1,166,851	(838,994)
Recognized in other comprehensive income (loss) for the period		39,232	(26,999)	(16)	-
		(825)	(25,055)	1,166,835	(838,994)
Purchase		1,298,600	-	-	204
Issue		(500)	-	(1,270,810)	8
Settlement		(1,301,315)	-	775,103	738,197
Reclassification		(149,193)	-	-	-
Transfer to level3(*2)		-	-	-	49
Transfer from level3(*2)		(14,047)	-	-	36
Ending balance	~~W~~	11,594,979	635,063	(7,840,361)	55,356

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	-
		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	-	2,221
Issue		-	-	(8,821,680)	-
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		-	(7,286)	-	-
Transfer to level3(*2)		162,906	-	-	248
Transfer from level3(*2)		(27,075)	-	-	(34)
Business combination		707,891	-	-	-
Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month period ended March 31, 2020 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	(854,388)	(867,664)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		1,166,851	1,205,963
Net gain (loss) on securities at fair value through other comprehensive income		1,944	835
Other operating expenses		(24,663)	(24,663)
	~~W~~	289,744	314,471

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month period ended March 31, 2019, is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		March 31, 2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of March 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	630,310	513,713
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(532,889)	(354,354)
Net gain (loss) on securities at fair value through other comprehensive income		887	887
Other operating expenses		108,448	108,449
	~~W~~	206,756	268,695

(*2) Transfer between levels is resulted because there was a change in the availability of observable market data for the financial instrument. The Group recognizes changes in levels at the end of the reporting period in which events or changes in circumstances that cause transfer between levels.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2020 and December 31, 2019 are as follows:

March 31, 2020
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	35,843,220	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		184,746	Price of underlying assets
				36,027,966
Derivative assets	Option model, DCF	Trading		3,867,944	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		537,744
				4,405,688
Securities at fair value through other comprehensive income	DCF	Debt securities for trading		43,051,638	Discount rate, interest rate, etc.
			~~W~~	83,485,292
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	837,548	Discount rate
Derivative liabilities	Option model, DCF	Trading		4,272,586	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		209,751
				4,482,337
			~~W~~	5,319,885

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2020 and December 31, 2019 are as follows:

December 31, 2019
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	33,898,899	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		195,395	Price of underlying assets
				34,094,294
Derivative assets	Option model, DCF	Trading		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		240,430
				2,328,737
Securities at fair value through other comprehensive income	DCF	Debt securities for trading		41,645,124	Discount rate, interest rate, etc.
			~~W~~	78,068,155
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	897,967	Discount rate
Derivative liabilities	Option model, DCF	Trading		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		112,258
				1,947,188
			~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2020 and December, 31 2019 are as follows (continued):

	March 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	10,965,752	The volatility of the underlying asset Discount rate	1.00%~55.87% -3.53% ~ 51.18%
Equity securities	DCF, NAV		629,227	The volatility of the underlying asset Correlations Discount rate	1.00%~37.00% 5.00%~87.00% 4.94%~16.16%
			11,594,979
Derivative assets
Equity and foreign exchange related	Option model(*1)		56,357	The volatility of the underlying asset Correlations	7.00%~52.77% 13.00%~93.00%
Interest rates related	Option model(*1)		34,262	The volatility of the underlying asset Regression coefficient Correlations	0.66%~0.71% 1.30%~1.59% 54.27%
Credit and commodity related	Option model(*1)		313,327	The volatility of the underlying asset Correlations	1.00%~35.00% 49.00%~93.00%
			403,946

Securities at fair value through other comprehensive income
Debt securities	DCF,		36,030	Discount rate Growth rate	7.48%~18.45% 0.00%~2.00%
Equity securities	NAV		599,033
			635,063
		~~W~~	12,633,988
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,840,361	The volatility of the underlying asset Correlations	0.00%~107.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		49,677	The volatility of the underlying asset Correlations	8.00%~36.14% -42.00%~93.00%
Interest rates related	Option model(*1)		247,368	The volatility of the underlying asset, regression coefficient Correlations	1.00%~69.08% 1.30%~2.77% 32.16%~90.34%
Credit and commodity related	Option model(*1)		51,545	The volatility of the underlying asset Correlations	1.00%~107.00% -46.00%~93.00%
			348,590
		~~W~~	8,188,951

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2020 and December 31, 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	11,250,428	The volatility of the underlying asset Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%
			11,762,259
Derivative assets
Equity and foreign exchange related	Option model(*1)		145,011	The volatility of the underlying asset Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model(*1)		30,983	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model(*1)		288,832	The volatility of the underlying asset Correlations	0.00%~39.00% 0.00%~93.00%
			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF,		35,266	Discount rate Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852
			660,118
		~~W~~	12,887,203
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,511,489	The volatility of the underlying asset Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		30,412	The volatility of the underlying asset Correlations	0.00%~140.00% 0.00%~78.00%
Interest rates related	Option model(*1)		213,170	The volatility of the underlying asset, regression coefficient Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model(*1)		65,388	The volatility of the underlying asset Correlations	0.00%~109.00% -46.00%~93.00%
			308,970
		~~W~~	8,820,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

(*1) The option model used to measure the fair value of derivatives includes the Black-Scholes model, the Hull-White model, etc., and some products are subject to Monte Carlo simulation, depending on the product type.

(*2) The Group does not disclose the valuation techniques and inputs relating to items for which the carrying amount is disclosed at fair value because the carrying amount is considered a reasonable approximation of fair value.

i-4) Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2020 and December 31, 2019.

		March 31, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	40,918	(30,160)
Derivative assets		10,091	(6,915)
		51,009	(37,075)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		36,848	(26,529)
	~~W~~	87,857	(63,604)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	73,475	(87,902)
Derivative liabilities		57,359	(71,534)
	~~W~~	130,834	(159,436)

		December 31, 2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)
		68,900	(45,802)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)
	~~W~~	105,158	(67,985)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)
	~~W~~	72,054	(75,829)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	28,203,989	28,223,412	25,840,858	25,852,497

Loans measured at amortized cost
Retails		136,874,824	137,920,167	134,510,282	135,620,862
Corporations		167,823,644	168,199,067	159,560,873	160,818,205
Public and other funding loans		3,628,342	3,633,757	3,427,855	3,446,485
Loans between banks		3,928,420	3,933,259	2,629,999	2,644,603
Credit card		21,906,762	22,293,750	23,115,970	23,489,180

Securities measured at amortized cost
Government bonds		30,814,212	33,002,956	30,385,084	32,242,339
Financial institution bonds		3,813,241	3,987,668	4,770,204	4,882,081
Debentures		11,454,395	11,943,736	10,426,777	10,878,059
Other financial assets		26,710,626	26,713,172	17,477,778	17,493,331
	~~W~~	435,158,455	439,850,944	412,145,680	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	125,049,652	125,049,652	116,282,707	116,282,707
Time deposits		161,124,636	161,368,248	158,427,447	158,478,949
Certificate of deposit		10,303,484	10,327,218	9,707,791	9,714,806
Issued bill deposit		6,479,063	6,478,928	4,579,587	4,579,425
CMA deposits		3,259,914	3,259,914	3,987,372	3,987,372
Other		2,694,447	2,695,013	1,889,352	1,889,700

Borrowing debts:
Call-money		592,527	592,527	712,247	712,247
Bills sold		12,285	12,268	19,070	19,035
Bonds sold under repurchase agreements		8,726,858	8,726,858	9,089,736	9,089,736
Borrowings		27,473,277	27,556,520	25,042,103	25,205,292

Debts:
Borrowings in won		64,109,404	64,797,875	64,717,212	65,322,413
Borrowings in foreign currency		11,005,962	11,030,574	10,646,152	10,783,027
Other financial liabilities		36,630,355	36,631,799	28,231,911	27,949,306
	~~W~~	457,461,864	458,527,394	433,332,687	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,057,107	24,578,787	587,518	28,223,412

Loans measured at amortized cost
Retails		-	-	137,920,167	137,920,167
Corporations		-	-	168,199,067	168,199,067
Public and other funding loans		-	-	3,633,757	3,633,757
Loans between banks		4,560	2,190,985	1,737,714	3,933,259
Credit card		-	-	22,293,750	22,293,750

Securities measured at amortized cost:
Government bonds		21,169,628	11,833,328	-	33,002,956
Financial institution bonds		1,216,207	2,771,461	-	3,987,668
Debentures		-	11,853,137	90,599	11,943,736

Other financial assets		1,707,149	13,886,204	11,119,819	26,713,172
	~~W~~	27,154,651	67,113,902	345,582,391	439,850,944
Deposit liabilities:
Demand deposits	~~W~~	-	125,036,549	13,103	125,049,652
Time deposits		-	-	161,368,248	161,368,248
Certificate of deposit		-	-	10,327,218	10,327,218
Issued bill deposit		-	-	6,478,928	6,478,928
CMA deposits		-	3,259,914	-	3,259,914
Other		2,544,145	-	150,868	2,695,013

Borrowing debts:
Call-money		105,000	487,527	-	592,527
Bills sold		-	-	12,268	12,268
Bonds sold under repurchase agreements		7,266,247	-	1,460,611	8,726,858
Borrowings		-	512,342	27,044,178	27,556,520

Debts:
Borrowings in won		-	43,723,741	21,074,134	64,797,875
Borrowings in foreign currency		-	8,037,720	2,992,854	11,030,574
Other financial liabilities		1,706,863	11,153,464	23,771,472	36,631,799
	~~W~~	11,622,255	192,211,257	254,693,882	458,527,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2020 and December 31, 2019 are as follows:

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497

Loans measured at amortized cost
Retails		-	-	135,620,862	135,620,862
Corporations		108	-	160,818,097	160,818,205
Public and other funding loans		-	-	3,446,485	3,446,485
Loans between banks		-	960,827	1,683,776	2,644,603
Credit card		-	-	23,489,180	23,489,180

Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	-	32,242,339
Financial institution bonds		2,252,484	2,629,597	-	4,882,081
Debentures		-	10,792,000	86,059	10,878,059

Other financial assets		526,813	10,813,821	6,152,697	17,493,331
	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		-	-	158,478,949	158,478,949
Certificate of deposit		-	-	9,714,806	9,714,806
Issued bill deposit		-	-	4,579,425	4,579,425
CMA deposits		-	3,987,372	-	3,987,372
Other		1,747,509	-	142,191	1,889,700

Borrowing debts:
Call-money		174,000	538,247	-	712,247
Bills sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	-	2,355,574	9,089,736
Borrowings		-	-	25,205,292	25,205,292

Debts:
Borrowings in won		-	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		-	7,535,065	3,247,962	10,783,027
Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306
	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	30,604,367	-	30,604,367
Due from banks at fair value through profit or loss		721,782	-	-	-	721,782
Securities at fair value through profit or loss		50,000,294	-	-	-	50,000,294
Derivatives		4,472,686	-	-	539,823	5,012,509
Loans at fair value through profit or loss		2,319,137	-	-	-	2,319,137
Loans at amortized cost		-	-	334,161,992	-	334,161,992
Securities at fair value through other comprehensive income		-	59,620,857	-	-	59,620,857
Securities at amortized cost		-	-	46,081,848	-	46,081,848
Other financial assets		-	-	26,710,626	-	26,710,626
	~~W~~	57,513,899	59,620,857	437,558,833	539,823	555,233,412

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	308,911,196	-	308,911,196
Financial liabilities at fair value through profit or loss		1,490,761	-	-	-	1,490,761
Financial liabilities designated at FVTPL		-	8,677,909	-	-	8,677,909
Derivatives		4,852,501	-	-	412,479	5,264,980
Borrowings		-	-	36,804,947	-	36,804,947
Debt securities issued		-	-	75,115,366	-	75,115,366
Other financial liabilities		-	-	36,630,355	-	36,630,355
	~~W~~	6,343,262	8,677,909	457,461,864	412,479	472,895,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

		December 31, 2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,423,744	-	28,423,744
Due from banks at fair value through profit or loss		897,525	-	-	-	897,525
Securities at fair value through profit or loss		50,110,797	-	-	-	50,110,797
Derivatives assets		2,586,068	-	-	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	-	-	-	2,154,821
Loans at amortized cost		-	-	323,244,979	-	323,244,979
Securities at fair value through other comprehensive income		-	59,381,053	-	-	59,381,053
Securities at amortized cost		-	-	45,582,065	-	45,582,065
Other financial assets		-	-	17,477,778	-	17,477,778
	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2020 and December 31, 2019 are as follows:

		December 31, 2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	294,874,256	-	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	-	-	-	1,632,457
Financial liabilities designated at FVTPL		-	9,409,456	-	-	9,409,456
Derivatives liabilities		2,001,004	-	-	302,008	2,303,012
Borrowings		-	-	34,863,156	-	34,863,156
Debt securities issued		-	-	75,363,364	-	75,363,364
Other financial liabilities		-	-	28,231,911	-	28,231,911
	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

5. Change in subsidiaries

(a) Major consolidated subsidiaries excluded from the consolidated financial statements for the three-month period ended March 31, 2020 are as follows.

	Company	Description
Excluded	Shinhan Asia Ltd.	In progress of liquidation

(b) Major subsidiaries included in the consolidated financial statements for the year ended December 31, 2019 are as follows.

	Company	Description
Included	Orange Life Insurance Co., Ltd	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Prudential Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the three-month periods ended March 31, 2020 and 2019.

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,504,910	449,161	133,558	407,569	40,779	(72,545)	2,463,432
Net fees and commission income		218,052	86,503	107,154	42,654	78,866	(1,748)	531,481
Reversal of (provision for) credit loss allowance		(107,402)	(161,764)	(10,520)	(2,102)	(2,784)	658	(283,914)
General and administrative expenses		(750,634)	(165,863)	(125,495)	(110,674)	(83,950)	38,728	(1,197,888)
Other income (expense),		(64,150)	(12,761)	(46,689)	(198,425)	55,307	10,998	(255,720)
Operating income		800,776	195,276	58,008	139,022	88,218	(23,909)	1,257,391
Equity method income (loss)		(1,237)	-	4,028	(550)	3,816	11,250	17,307
Income tax expense		194,703	47,674	15,801	37,639	19,096	12,129	327,042
Profit for the period	~~W~~	607,807	150,741	46,642	99,182	73,256	(28,088)	949,540
Controlling interest	~~W~~	607,731	150,985	46,652	99,182	73,256	(45,406)	932,400
Non-controlling interests		76	(244)	(10)	-	-	17,318	17,140

		March 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	1,453,298	419,928	101,699	407,478	25,771	(26,667)	2,381,507
Net fees and commission income		211,193	102,692	76,381	42,608	48,978	(2,408)	479,444
Reversal of (provision for) credit loss allowance		(90,274)	(157,413)	(2,856)	(2,172)	420	(5,095)	(257,390)
General and administrative expenses		(713,669)	(167,503)	(123,581)	(107,579)	(69,205)	13,151	(1,168,386)
Other income (expense),		(32,280)	(1,869)	19,124	(157,901)	58,229	(10,143)	(124,840)
Operating income		828,268	195,835	70,767	182,434	64,193	(31,162)	1,310,335
Equity method income (loss)		(2,126)	-	13,416	(473)	1,729	6,176	18,722
Income tax expense		222,644	50,989	16,846	50,918	17,774	(2,459)	356,712
Profit for the period	~~W~~	600,877	145,754	70,821	134,257	48,165	(34,042)	965,832
Controlling interest	~~W~~	600,804	146,447	70,823	134,257	48,165	(82,137)	918,359
Non-controlling interests		73	(693)	(2)	-	-	48,095	47,473

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the three-month periods ended March 31, 2020 and 2019.

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,505,153	460,638	132,181	405,946	31,518	(72,004)	2,463,432
Internal transactions		(243)	(11,477)	1,377	1,623	9,261	(541)	-
	~~W~~	1,504,910	449,161	133,558	407,569	40,779	(72,545)	2,463,432

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

		March 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	1,455,875	424,709	100,142	411,238	16,858	(27,315)	2,381,507
Internal transactions		(2,577)	(4,781)	1,557	(3,760)	8,913	648	-
	~~W~~	1,453,298	419,928	101,699	407,478	25,771	(26,667)	2,381,507

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2020 and 2019.

		March 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	272,550	48,694	108,254	45,130	56,853	-	531,481
Internal transactions		(54,498)	37,809	(1,100)	(2,476)	22,013	(1,748)	-
	~~W~~	218,052	86,503	107,154	42,654	78,866	(1,748)	531,481

		March 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	261,152	65,946	78,722	44,557	29,067	-	479,444
Internal transactions		(49,959)	36,746	(2,341)	(1,949)	19,911	(2,408)	-
	~~W~~	211,193	102,692	76,381	42,608	48,978	(2,408)	479,444

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Deposits denominated in won:
Reserve deposits	~~W~~	13,302,622	13,840,988
Other		3,314,835	1,081,698
		16,617,457	14,922,686

Deposits denominated in foreign currency		2,569,470	1,584,239
	~~W~~	19,186,927	16,506,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Debt instruments:
Governments	~~W~~	2,408,366	2,873,419
Financial institutions		13,032,122	12,711,074
Corporations		8,618,990	8,541,514
Stocks with put option		659,468	598,858
Equity investment with put option		1,544,207	1,458,933
Beneficiary certificates		10,298,599	10,678,620
Commercial papers		6,202,315	5,160,063
CMA		2,732,973	3,723,401
Others(*)		2,993,917	2,655,260
		48,490,957	48,401,142

Equity instruments:
Stocks		1,268,119	1,488,743
Equity investment		67	-
Others		109,595	109,197
		1,377,781	1,597,940
		49,868,738	49,999,082
Other:
Loans at fair value		2,319,137	2,154,821
Due from banks at fair value		721,782	897,525
Gold deposits		131,556	111,715
	~~W~~	53,041,213	53,163,143

(*) Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2020 and December 31, 2019 are ~~W~~1,524,297 million and ~~W~~1,103,050 million respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of March 31, 2020 and December 31, 2019 are as follows.

		March 31, 2020	December 31, 2019

Due from banks at fair value through profit or loss	~~W~~	721,782	897,525
Securities at fair value through profit or loss		5,132,254	5,139,380
	~~W~~	5,854,036	6,036,905

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is unconnected with contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020
		Profit or loss		Other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	(17,763)	(4,365)	(13,398)	4,135
Gain or loss on disposal of financial assets at fair value through profit or loss		1,386	22,688	(21,302)	2,287
	~~W~~	(16,377)	18,323	(34,700)	6,422

(*) The amount of the Policyholders Equity Adjustment for the reclassification of other comprehensive income is ~~W~~8,350 million.

		December 31, 2019
		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	60,713	(38,402)	99,115	(24,666)
Gain or loss on disposal of financial assets at fair value through profit or loss		9,618	18,353	(8,735)	2,376
	~~W~~	70,331	(20,049)	90,380	(22,290)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	138,231,718	137,383,704
Currency swaps		41,960,589	40,826,444
Currency options		2,403,040	2,758,801
		182,595,347	180,968,949
Exchange traded:
Currency futures		707,841	1,045,138
		183,303,188	182,014,087
Interest rates related:
Over the counter:
Interest rate swaps		38,934,588	37,801,528
Interest rate options		186,000	286,000
		39,120,588	38,087,528
Exchange traded:
Interest rate futures		3,067,519	2,455,450
Interest rate swaps(*)		68,811,080	65,868,540
		71,878,599	68,323,990
		110,999,187	106,411,518
Credit related:
Over the counter:
Credit swaps		5,755,904	5,404,257

Equity related:
Over the counter:
Equity swaps and forwards		3,731,365	4,255,831
Equity options		695,095	864,038
		4,426,460	5,119,869
Exchange traded:
Equity futures		1,660,749	876,220
Equity options		5,089,050	4,039,226
		6,749,799	4,915,446
		11,176,259	10,035,315
Commodity related:
Over the counter:
Commodity swaps and forwards		851,551	758,533
Exchange traded:
Commodity futures and options		373,784	344,329
		1,225,335	1,102,862
Hedge:
Currency forwards		1,807,823	1,869,518
Currency swaps		4,204,951	4,532,114
Interest rate swaps		10,135,973	10,091,632
		16,148,747	16,493,264

	~~W~~	328,608,620	321,461,303

    (*)The amount of uncontracted derivatives settled at the Central Clearing Exchange.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,570,750	2,041,967	1,360,384	1,056,760
Currency swaps		880,624	989,951	473,797	519,445
Currency options		15,337	17,125	9,007	9,430
		3,466,711	3,049,043	1,843,188	1,585,635
Interest rates related:
Over the counter:
Interest rate swaps		404,055	482,999	260,020	247,723
Interest rate options		1,626	5,489	835	5,626
		405,681	488,488	260,855	253,349
Exchange traded:
Interest rate futures		1,798	2,189	697	595
		407,479	490,677	261,552	253,944
Credit related:
Over the counter:
Credit swaps		308,700	45,912	283,015	38,598

Equity related:
Over the counter:
Equity swap and forwards		69,649	708,992	144,276	39,422
Equity options		1,830	15,253	4,526	9,402
		71,479	724,245	148,802	48,824
Exchange traded:
Equity futures		8,301	38,904	4,318	6,417
Equity options		190,657	354,185	28,355	29,741
		198,958	393,089	32,673	36,158
		270,437	1,117,334	181,475	84,982
Commodity related:
Over the counter:
Commodity swaps and forwards		17,239	110,675	14,496	27,745
		17,239	110,675	14,496	27,745
Exchange traded:
Commodity futures and options		2,120	38,860	2,342	10,100
		19,359	149,535	16,838	37,845
Hedge:
Currency forwards		1,949	76,554	14,380	21,121
Currency swaps		142,564	70,664	74,240	48,396
Interest rate swaps		395,310	265,261	154,586	232,491
		539,823	412,479	243,206	302,008
	~~W~~	5,012,509	5,264,980	2,829,274	2,303,012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	211,235	3,404
Currency swaps		(47,166)	11,142
Currency options		2,541	2,558
		166,610	17,104
Exchange traded:
Currency futures		-	32
		166,610	17,136
Interest rates related:
Over the counter:
Interest rate swaps		(83,448)	27,928
Interest rate options		(1,922)	(410)
		(85,370)	27,518
Exchange traded:
Interest rate futures		1,906	(3,108)
		(83,464)	24,410
Credit related:
Over the counter:
Credit swaps		13,954	(5,967)
Equity related:
Over the counter:
Equity swap and forwards		(709,302)	214,651
Equity options		(4,159)	(981)
		(713,461)	213,671
Exchange traded:
Equity futures		(31,859)	(8,851)
Equity options		(250,414)	63,740
		(282,273)	54,889
		(995,734)	268,560
Commodity related:
Over the counter:
Commodity swaps and forwards		(68,115)	16,083
Commodity options		-	8
		(68,115)	16,091
Exchange traded:
Commodity futures		(36,739)	(1,583)
		(104,854)	14,508
Hedge		180,691	176,548
	~~W~~	(822,797)	495,195

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

9. Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	864,930	1,280,720	149,688	1,249,280	849,591	5,741,764	10,135,973
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:		2,917,898	1,724,498	1,506,511	468,087	340,136	361,417	7,318,547
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

		December 31, 2019
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(e) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of March 31, 2020 is as follows.

Interest rate index	Nominal amount
KRW 3M CD	3,680,000
USD 1M LIBOR	1,685,558
USD 3M LIBOR	5,478,166
EUR 1M LIBOR	266,507
EUR 3M LIBOR	307,492
EUR 6M LIBOR	2,697

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	18,136,261	17,597,910
Financial institutions bonds		21,418,509	21,527,242
Corporate bonds and others		19,302,175	19,447,942
		58,856,945	58,573,094
Equity securities(*):
Stocks		683,257	728,311
Equity investments		5,113	5,356
Others		75,542	74,292
		763,912	807,959
		59,620,857	59,381,053
Securities at amortized cost:
Debt securities:
Government bonds		30,814,212	30,385,084
Financial institutions bonds		3,813,241	4,770,204
Corporate bonds and others		11,454,395	10,426,777
		46,081,848	45,582,065
	~~W~~	105,702,705	104,963,118

(*) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

		March 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		16,733,688	7,567	16,741,255	2,516,651	-	2,516,651
Disposal		(11,357,579)	(9,802)	(11,367,381)	-	-	-
Repayment		(5,315,817)	-	(5,315,817)	(2,039,966)	(23,272)	(2,063,238)
Others(*)		215,508	10,286	225,794	47,052	-	47,052
Ending balance	~~W~~	58,609,800	247,145	58,856,945	46,092,300	-	46,092,300

(*) Amounts due to foreign exchange fluctuations and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 months expected credit loss		34,555	(34,555)	-	20,198	(20,198)	-
Transfer to life time expected credit loss		(64,928)	64,928	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		46,847,222	61,410	46,908,632	12,209,898	-	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	-	-	-
Repayment		(21,129,182)	-	(21,129,182)	(6,722,560)	-	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*) Amounts due to foreign exchange fluctuations, amortization of fair value adjustments made in business combination and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

		March 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		2,193	(73)	2,120	603	(11)	592
Disposal		(2,895)	(200)	(3,095)	-	-	-
Others(*)		583	10	593	90	-	90
Ending balance	~~W~~	27,462	392	27,854	10,452	-	10,452

(*) Amounts due to restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 months expected credit loss		33	(33)	-	4,301	(4,301)	-
Transfer to life time expected credit loss		(60)	60	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	-	-	-
Others (*)		(1,177)	3,140	1,963	(33)	-	(33)
Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*) Amounts due to restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

		March 31, 2020	March 31, 2019
Gain on disposal of securities at fair value	~~W~~	121,211	20,815
Loss on disposal of securities at fair value		(10,952)	(1,948)
Gain on disposal of securities at amortized cost (*)		3	-
Loss on disposal of securities at amortized cost (*)		(11)	(1)
	~~W~~	110,251	18,866

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Income or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends amounting to ~~W~~ 12,996 million and ~~W~~ 9,948 million related to equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2020 and 2019,

respectively.

In addition, the details of disposal of equity securities at fair value through other comprehensive income for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019

Fair value at the date of disposal	~~W~~	18,359	7,433
Cumulative net profit at the time of disposal		(5,192)	(2,309)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

11.  Loans at amortized cost

(a) Loans at amortized cost as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Household loans	~~W~~	136,823,130	134,423,473
Corporate loans		169,342,519	161,029,877
Public and other loans		3,485,516	3,311,735
Loans to banks		3,942,901	2,633,532
Credit card receivables		22,837,901	24,024,491
		336,431,967	325,423,108
Discount		(20,770)	(27,824)
Deferred loan origination costs		518,949	534,530
		336,930,146	325,929,814
Less: Allowance for credit loss		(2,768,154)	(2,684,835)
	~~W~~	334,161,992	323,244,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount

Changes in loans at amortized cost and other assets for the three month period ended March 31, 2020 are as follows:

		March 31, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298
Transfer to 12 month expected credit loss		4,006,924	(4,004,979)	(1,945)	5,604	(5,589)	(15)	-
Transfer to life time expected credit loss		(8,961,337)	8,991,543	(30,206)	(39,915)	39,922	(7)	-
Transfer to impaired financial asset		(570,972)	(268,040)	839,012	(1,314)	(3,153)	4,467	-
Origination		62,071,418	174,749	41,430	31,557,474	9,069	7,171	93,861,311
Collection		(46,675,226)	(5,567,130)	(387,647)	(20,250,040)	(27,837)	(1,862)	(72,909,742)
Charge off		-	-	(237,452)	-	-	(6,717)	(244,169)
Disposal		-	(49)	(45,713)	-	-	(171)	(45,933)
Others (*2)		1,461,215	163,306	1,431	312,919	519	-	1,939,390
Ending balance	~~W~~	298,097,245	36,776,014	2,056,887	54,829,730	119,448	48,831	391,928,155

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~ 10,211,414 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in loans at amortized cost and other assets for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12 month expected credit loss		7,070,479	(7,060,348)	(10,131)	12,685	(12,675)	(10)	-
Transfer to life time expected credit loss		(22,683,095)	22,817,050	(133,955)	(253,546)	253,575	(29)	-
Transfer to impaired financial asset		(1,792,547)	(141,818)	1,934,365	(3,124)	(5,324)	8,448	-
Origination		134,727,969	821,102	312,441	62,331,232	29,315	27,281	198,249,340
Collection		(101,937,885)	(11,935,645)	(645,570)	(51,845,962)	(259,371)	(2,036)	(166,626,469)
Charge off		-	-	(858,722)	-	-	(29,456)	(888,178)
Disposal		(117,453)	(8,928)	(410,769)	(182,212)	(3)	(1,062)	(720,427)
Others (*2)		1,038,957	(268,328)	(39,943)	261,019	42	-	991,747
Business combination		2,859,819	24,932	33,297	1,416,216	1,497	10,826	4,346,587
Ending balance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~10,155,562 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost and other assets for the three-month period ended March 31, 2020 are as follows:

		March 31, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684
Transfer to 12 month expected credit loss		58,417	(58,074)	(343)	117	(110)	(7)	-
Transfer to life time expected credit loss		(36,444)	44,175	(7,731)	(417)	419	(2)	-
Transfer to impaired financial asset		(3,853)	(83,238)	87,091	(131)	(377)	508	-
Provided (reversed)		8,840	81,037	158,222	(1,484)	3,402	8,391	258,408
Charge off		-	-	(237,452)	-	-	(6,717)	(244,169)
Discount		-	-	(7,297)	-	-	-	(7,297)
Disposal		-	(1)	(6,701)	-	-	-	(6,702)
Collection		-	-	83,467	-	-	545	84,012
Others (*2)		6,562	(6,022)	2,664	425	(208)	193	3,614
Ending balance	~~W~~	768,071	972,917	1,027,166	32,497	10,398	40,501	2,851,550

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost and other assets for the year ended December 31, 2019 are as follows:

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12 month expected credit loss		125,371	(122,356)	(3,015)	458	(453)	(5)	-
Transfer to life time expected credit loss		(65,967)	156,992	(91,025)	(231)	244	(13)	-
Transfer to impaired financial asset		(2,757)	(20,987)	23,744	(172)	(2,310)	2,482	-
Provided		2,014	269,819	639,065	2,822	2,667	28,456	944,843
Charge off		-	-	(858,722)	-	-	(29,456)	(888,178)
Discount		-	-	(25,211)	-	-	-	(25,211)
Disposal		(6)	(486)	(52,817)	-	-	-	(53,309)
Collection		-	-	325,906	-	-	1,873	327,779
Others (*2)		(70,784)	(319,596)	6,783	(9,738)	9	435	(392,891)
Business combination		15,678	3,732	24,392	921	185	9,054	53,962
Ending balance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates

(a) Investments in associates as of March 31, 2020 and December 31, 2019 are as follows:

Investees	Country	Reporting date	Ownership (%)
			March 31, 2020	December 31, 2019
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	December 31	14.99	14.99
Songrim Partners.(*1),(*4)	“	“	35.34	35.34
Neoplux Technology Valuation Investment Fund(*1)	“	“	33.33	33.33
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	“	“	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1),(*4)	“	“	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund(*1)	“	“	23.33	23.33
Shinhan-Albatross tech investment Fund	“	March 31	50.00	50.00
Plutus-SG Private Equity Fund	“	“	26.67	26.67
Eum Private Equity Fund No.3	“	“	20.76	20.76
KTB Confidence Private Placement(*7)	“	-	-	31.43
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	March 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private	“	“	20.00	20.00
Shinhan-Midas Donga Secondary Fund	“	“	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	“	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	“	“	18.87	18.87
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.84	44.84
Shinhan Global Healthcare Fund 1(*5)	“	“	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertible 1	“	“	46.82	47.25
Rico synergy collabo Multi-Mezzanine 3(*8)	“	“	50.03	50.03
KB NA Hickory Private Special Asset Fund	“	“	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	“	44.02	44.02
BNP Paribas Cardif General Insurance(*1),(*2)	“	December 31	8.71	10.00
Axis Global Growth New Technology Investment Association	“	March 31	31.85	31.85
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1	“	“	29.41	29.41
Shinhan-Nvestor Liquidity Solution Fund	“	“	24.92	24.92
Shinhan AIM FoF Fund 1a	“	“	25.00	25.00
IGIS Global Credit Fund 150-1	“	“	25.00	25.00
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund	“	“	26.75	26.75
Korea Omega Project Fund III	“	“	23.53	23.53
Soo Delivery Platform Growth Fund	“	“	30.00	30.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2020	December 31, 2019
Genesis North America Power Company No.1 PEF	“	“	39.94	39.92
Hyungje art printing(*1),(*4)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	March 31	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	22.48
Pacific Private Investment Trust No.20	“	“	21.74	21.74
Susung Mezzanine project P1 Private Investment Trust	“	“	41.51	41.18
Korea Finance Security (*1),(*9)	“	December 31	14.91	14.91
MIEL CO.,LTD(*1),(*4)	“	“	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	“	March 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2(*8)(*10)	“	“	50.98	50.00
PCC S/W 2nd Fund	“	“	29.56	29.56
E&Healthcare Investment Fund No.6	“	“	21.05	20.37
One Shinhan Global Fund 1(*5)	“	“	19.96	19.98
Kiwoom-Shinhan Innovation Fund I	“	“	50.00	50.00
Daishin-K&T New Technology Investment Fund	“	“	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	“	“	41.16	20.05
Richmond Private Investment Trust No.82(*6)	“	“	60.00	60.00
Tiger Alternative Real Estate Professional Private5	“	“	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	21.43
Meritz Behigh Fund	“	“	47.98	47.98
NH-Amundi Global Infrastructure Trust 14	“	“	30.00	30.00
Pacific Private Real Estate Fund Investment Trust No.30	“	“	37.50	37.50
Jarvis Memorial Private Investment Trust 1(*6)	“	“	99.01	99.01
Mastern Private Private Investment Trust 68(*6)	“	“	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	“	“	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	“	“	32.06	32.06
IGIS Private Real Estate Investment Trust 286 (2 class)	“	“	41.56	41.56
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	“	“	31.31	31.31
Lime Pricing Private Equity Fund	“	“	25.85	25.85
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	“	“	21.27	21.27
DS Solid.II Hedge Fund	“	“	27.41	27.41
MC New Technology First Investment Association	“	“	24.00	24.00
Hana Semiconductor New Technology Fund(*1)	“	December 31	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund(*1)	“	“	24.39	24.39
Cape IT Fund No.3	“	March 31	32.89	32.89
Vogo Realty Partners Private Real Estate Fund V	-	“	21.64	21.64
IL GU FARM CO.,LTD(*1)(*4)	“	December 31	28.47	28.47
Korea Credit Bureau(*1)(*9)	“	“	9.00	9.00
Goduck Gangil1 PFV Co., Ltd (*9)	“	March 31	1.04	1.04
SBC PFV Co., Ltd(*1)(*11)	“	December 31	25.00	25.00
Sprott Global Renewable Private Equity Fund II	“	March 31	23.07	23.10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			March 31, 2020	December 31, 2019
NH-amundi global infra private fund 16	“	March 31	50.00	50.00
IMM Global Private Equity Fund	“	“	31.85	31.85
HANA Alternative Estate Professional Private122(*8)	“	“	75.19	75.19
Hanwha-Incus Plus New Technology Fund No.1	“	“	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	“	“	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*8)	“	“	57.50	57.50
PSA EMP Private Equity Fund	“	“	28.99	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	“	“	52.28	52.28
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF] (*7)	“	-	-	25.70
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF] (*7)	“	-	-	25.42
BRAIN DO PROFESSIONALE PRIVATE No. 27	“	March 31	29.13	29.13
VISION US Muni US Local Debt Opportunities Professional Private1(S)	“	“	25.51	25.00
Sparklabs-Shinhan Opportunity Fund 1	“	“	49.50	-
BNW Tech-Innovation Private Equity Fund	“	“	29.85	-
IGIS Real-estate Private Investment Trust No.33	“	“	40.86	-
WWG Global Real Estate Investment Trust no.4	“	“	29.55	-
Fidelis Global Private Real Estate Trust No.2(*8)	“	“	77.46	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	“	“	30.77	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12(2)	“	“	28.70	-
Pebblestone CGV Private Real Estate Trust No.1	“	“	48.53	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]	“	“	28.28	-
Shinhan AIM Real Estate Fund No.2	“	“	30.00	-
Shinhan AIM Real Estate Fund No.1	“	“	21.01	-
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	22.02	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	29.19	-
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*8)	“	“	71.43	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	“	“	30.00	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(a) Investments in associates as of March 31, 2020 and December 31, 2019 are as follows (continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of March 31, 2020 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) For the three-month period ended March 31, 2020, the name was changed from 'Lime Neptune Professional Private 6' to 'DB Epic Convertiblebond Private Trust No.2'.

(*11) The rate of Group’s voting rights is 4.65%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

		March 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impairment loss	Ending Balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(580)	(1,062)	-	50,944
Songrim Partners.(*)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		16,384	-	(98)	(445)	-	15,841
Partners 4th Growth Investment Fund		14,917	-	318	20	-	15,255
KTB Newlake Global Healthcare PEF		11,280	-	30	-	-	11,310
Daekwang Semiconductor Co., Ltd.		3,388	-	(98)	-	-	3,290
Shinhan-Neoplux Energy Newbiz Fund		7,880	1,400	(73)	-	-	9,207
Shinhan-Albatross tech investment Fund		8,734	(1,350)	(65)	-	-	7,319
Plutus-SG Private Equity Fund		4,231	(5,221)	999	-	-	9
Eum Private Equity Fund No.3		3,574	(9)	(3)	-	-	3,562
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(404)	32	-	-	3,884
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(70)	91	-	-	8,937
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		9,930	99	176	-	-	10,205
Shinhan-Midas Donga Secondary Fund		3,486	-	-	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	-	(39)	-	-	4,510
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(1,106)	132	-	-	2,938
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	-	170	-	-	10,472
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(67)	8	-	-	10,348
AIP EURO Green Private Real Estate Trust No.3		20,884	-	271	-	-	21,155
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(237)	(75)	-	-	25,652
Shinhan Global Healthcare Fund 1		3,209	-	302	-	-	3,511
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(493)	168	-	-	16,475
IBK AONE convertible 1		6,077	-	(29)	-	-	6,048
Rico synergy collabo Multi-Mezzanine 3		3,217	-	(16)	-	-	3,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		March 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impair -ment loss	Ending balance
KB NA Hickory Private Special Asset Fund	~~W~~	35,930	(459)	513	-	-	35,984
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(727)	(359)	-	-	18,476
BNP Paribas Cardif General Insurance		2,113	1,465	(550)	(25)	-	3,003
Axis Global Growth New Technology Investment Association		3,205	-	(247)	-	-	2,958
Hermes Private Investment Equity Fund		6,376	-	77	-	-	6,453
SHC ULMUS Fund No.1		3,149	(300)	(220)	-	-	2,629
Shinhan-Nvestor Liquidity Solution Fund		4,865	(324)	-	-	-	4,541
Shinhan AIM FoF Fund 1a		7,242	1,686	(148)	-	-	8,780
IGIS Global Credit Fund 150-1		9,718	(1,973)	-	-	-	7,745
GX Shinhan Intervest 1st Private Equity Fund		33,166	-	951	-	-	34,117
Soo Commerce Platform Growth Fund		6,343	-	65	-	-	6,408
Partner One Value up I Private Equity Fund		11,891	-	(36)	-	-	11,855
Genesis No.1 Private Equity Fund		51,150	97	7,157	-	-	58,404
GMB ICT New Technology Investment Fund		7,854	(7,758)	(1)	-	-	95
Korea Omega Project Fund III		3,016	-	(5)	-	-	3,011
Soo Delivery Platform Growth Fund		8,922	-	(33)	-	-	8,889
Genesis North America Power Company No.1 PEF		18,275	-	1,276	-	-	19,551
Hyungje art printing(*)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	6,897	(606)	-	-	27,003
Shinhan-Rhinos 1 Fund		3,029	-	(158)	-	-	2,871
Pacific Private Investment Trust No.20		4,076	(321)	58	-	-	3,813
Susung Mezzanine project P1 Private Investment Trust		5,128	-	45	-	-	5,173
Korea Finance Security		3,235	-	114	-	-	3,349
MIEL CO.,LTD(*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,517	17	-	-	33,114
DB Epic Convertiblebond Private Trust No.2		5,063	200	(48)	-	-	5,215
PCC S/W 2nd Fund		3,001	-	3	-	-	3,004
E&Healthcare Investment Fund No.6		7,776	-	202	-	-	7,978
One Shinhan Global Fund 1(*5)		4,441	-	7	-	-	4,448
Kiwoom-Shinhan Innovation Fund I		7,284	-	(70)	-	-	7,214
Daishin-K&T New Technology Investment Fund		7,057	-	93	-	-	7,150

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month periods ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		March 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impair -ment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	23,731	24,408	468	-	-	48,607
Richmond Private Investment Trust No.82		15,120	-	470	-	-	15,590
Tiger Alternative Real Estate Professional Private5		19,820	(694)	(691)	-	-	18,435
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(682)	541	-	-	30,601
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,564	605	-	-	64,000
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	-	57	-	-	14,415
Meritz Behigh Fund		2,588	-	539	-	-	3,127
NH-Amundi Global Infrastructure Trust 14		18,497	(330)	100	-	-	18,267
Pacific Private Real Estate Fund Investment Trust No.30		14,816	(226)	323	-	-	14,913
Jarvis Memorial Private Investment Trust1		10,166	(174)	174	-	-	10,166
Mastern Private Private Investment Trust 68		9,999	(116)	165	-	-	10,048
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	-	74	-	-	4,471
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	-	1,732	-	-	18,918
IGIS Private Real Estate Investment Trust 286 (2 class)		9,768	-	(447)	-	-	9,321
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		8,914	-	(139)	-	-	8,775
Lime Pricing Private Equity Fund		8,300	-	(29)	-	-	8,271
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(5,053)	393	-	-	37,331
DS Solid.II Hedge Fund		4,123	-	475	-	-	4,598
MC New Technology First Investment Association		2,986	-	319	-	-	3,305
Hana Semiconductor New Technology Fund		12,856	-	-	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	-	(27)	-	-	5,952
Cape IT Fund No.3		9,967	-	(25)	-	-	9,942
Vogo Realty Partners Private Real Estate Fund V		10,376	(215)	638	-	-	10,799
IL GU FARM CO.,LTD(*)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(45)	(737)	-	-	6,030
Goduck Gangil1 PFV Co., Ltd(*)		48	-	(48)	-	-	-
SBC PFV Co., Ltd		20,000	-	(1,025)	-	-	18,975
Sprott Global Renewable Private Equity Fund II		19,016	(179)	(177)	-	-	18,660

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month periods ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		March 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-amundi global infra private fund 16	~~W~~	48,158	1,006	(43)	-	-	49,121
IMM Global Private Equity Fund		28,925	-	(139)	-	-	28,786
HANA Alternative Estate Professional Private122		26,205	-	112	-	-	26,317
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	(29)	-	-	5,470
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	170	-	-	49,850
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	(1,532)	1,488	-	-	150,273
PSA EMP Private Equity Fund		9,927	-	(30)	-	-	9,897
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(59)	420	-	-	29,824
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	-	-	-	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	87	-	-	3,152
VISION US Muni US Local Debt Opportunities Professional Private1(S)		9,869	-	480	-	-	10,349
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	2	-	-	5,001
BNW Tech-Innovation Private Equity Fund		-	6,000	(17)	-	-	5,983
IGIS Real-estate Private Investment Trust No.33		-	14,300	61	-	-	14,361
WWG Global Real Estate Investment Trust no.4		-	16,320	(272)	-	-	16,048
Fidelis Global Private Real Estate Trust No.2		-	18,823	581	-	-	19,404
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	4,000	(21)	-	-	3,979
AIP EURO PRIVATE REAL ESTATE TRUST No. 12(2)		-	49,632	(76)	-	-	49,556
Pebblestone CGV Private Real Estate Trust No.1		-	13,200	(16)	-	-	13,184
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]		-	273,425	-	-	-	273,425
Shinhan AIM Real Estate Fund No.2		-	36,430	-	-	-	36,430
Shinhan AIM Real Estate Fund No.1		-	46,942	-	-	-	46,942

12. Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month periods ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		March 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	34,708	-	-	-	34,708
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	22,170	-	-	-	22,170
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,681	-	-	-	7,681
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		-	4,254	-	-	-	4,254
Others		86,188	11,958	1,107	-	-	99,253
	~~W~~	1,452,861	563,925	17,307	(1,512)	-	2,032,581

(*) The Group has stopped recognizing its equity method income or loss due to the investee’s cumulative loss.

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	-	52,586
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	-	-	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	-	-	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	-	-	11,280
Daekwang Semiconductor Co., Ltd.		3,334	-	52	2	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	-	-	7,880
Shinhan-Albatross tech investment Fund		8,908	-	132	(306)	-	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	-	-	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	-	-	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	-	-	-
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	-	-	3,574
KTB Confidence Private Placement		5,302	(215)	980	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	-	-	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	-	-	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	-	-	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,866)	1,598	-	-	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	(76)	-	-	3,209

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	17,484	(1,513)	829	-	-	16,800
IBK AONE convertible 1		5,906	-	171	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	-	-	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	-	-	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	-	-	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	-	-	1
BNP Paribas Cardif General Insurance		3,423	-	(1,296)	(14)	-	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	-	-	2,303
Hermes Private Investment Equity Fund		7,065	-	(689)	-	-	6,376
SHC ULMUS Fund No.1		2,890	-	259	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	-	-	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	-	-	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	781	41	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	-	1,335	-	-	33,166
Soo Commerce Platform Growth Fund		6,378	-	(35)	-	-	6,343
Partner One Value up I Private Equity Fund		11,939	-	(48)	-	-	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	-	-	51,150
GMB ICT New Technology Investment Fund		7,934	-	(80)	-	-	7,854
Korea Omega Project Fund III		1,992	-	1,024	-	-	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	-	-	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	-	-	18,275
Hyungje art printing(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

12.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	6,204	14,147	361	-	-	20,712
Shinhan-Rhinos 1 Fund		-	3,000	29	-	-	3,029
Pacific Private Investment Trust No.20		-	3,819	257	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		-	4,000	1,128	-	-	5,128
Korea Finance Security (*2)		-	3,448	(213)	-	-	3,235
MIEL CO.,LTD(*3)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	444	-	-	31,580
Lime Neptune Professional Private 6		-	5,000	63	-	-	5,063
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
E&Healthcare Investment Fund No.6		-	7,030	746	-	-	7,776
One Shinhan Global Fund 1		-	4,520	(79)	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		-	7,500	(216)	-	-	7,284
Daishin-K&T New Technology Investment Fund		-	7,000	57	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		-	23,194	537	-	-	23,731
Richmond Private Investment Trust No.82		-	14,569	551	-	-	15,120
Tiger Alternative Real Estate Professional Private5		-	19,876	(56)	-	-	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,436	1,306	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	52,048	1,783	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	108	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		-	17,769	728	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		-	14,236	580	-	-	14,816
Jarvis Memorial Private Investment Trust 1		-	9,888	278	-	-	10,166
Mastern Private Private Investment Trust 68		-	9,764	235	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	(37)	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,016	170	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(332)	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(104)	-	-	8,914

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Lime Pricing Private Equity Fund	~~W~~	-	8,400	(100)	-	-	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	39,376	2,615	-	-	41,991
DS Solid.II Hedge Fund		-	4,300	(177)	-	-	4,123
Hana Semiconductor New Technology Fund		-	13,000	(144)	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Cape IT Fund No.3		-	10,000	(33)	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		-	10,611	(235)	-	-	10,376
IL GU FARM CO.,LTD(*1)		-	-	-	-	-	-
Korea Credit Bureau(*2)		-	4,500	2,312	-	-	6,812
SBC PFV Co., Ltd		-	20,000	-	-	-	20,000
Sprott Global Renewable Private Equity Fund II		-	20,131	(1,115)	-	-	19,016
NH-amundi global infra private fund 16		-	49,530	(1,372)	-	-	48,158
IMM Global Private Equity Fund		-	28,945	(20)	-	-	28,925
HANA Alternative Estate Professional Private122		-	28,487	(2,282)	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		-	5,500	(1)	-	-	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		-	51,293	-	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	146,045	4,272	-	-	150,317
PSA EMP Private Equity Fund		-	10,000	(73)	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	28,314	1,149	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		-	5,727	-	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		-	5,729	-	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		-	3,000	65	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		-	9,500	369	-	-	9,869
Others		81,490	(14,513)	18,954	-	-	85,931
	~~W~~	671,330	724,902	53,287	3,342	-	1,452,861

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(b) Changes in investments in associates for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) Carrying amount is amounted to nill due to the cumulative unrealized losses after the initial recognition.

(*2) Classified as investments in associates without cash transactions.

(*3) No gains or losses from the equity method investees have been recognized after the acquisition of a debt-to-equity swap in 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Securities sold:
Stocks	~~W~~	641,135	298,008
Bonds		361,867	825,942
Others		31,769	40,747
		1,034,771	1,164,697
Gold deposits		455,990	467,760
	~~W~~	1,490,761	1,632,457

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019	Reason for designation
Equity-linked securities sold	~~W~~	6,326,754	6,880,811	Combined instrument
Securities sold with embedded derivatives		2,351,155	2,528,645	Combined instrument
	~~W~~	8,677,909	9,409,456

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 8,677,909 million as of March 31, 2020. Decrease in values of the liability due to credit risk changes are ~~W~~16 million and the accumulated changes in values are ~~W~~ 11,403 million as of March 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

15. Debt securities issued

Debt securities issued as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.71~8.00	~~W~~	59,910,508	0.71~8.00	~~W~~	60,501,093
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		4,370,145
Loss on fair value hedges	-		(109,948)	-		(87,692)
Discount on debt securities issued	-		(61,281)	-		(66,334)
			64,109,404			64,717,212
Debt securities issued in foreign currencies:
Debt securities issued	0.01~7.59		6,704,583	0.01~7.59		6,750,085
Subordinated debt securities issued	3.34~5.10		3,968,828	3.34~5.10		3,797,536
Gain on fair value hedges	-		374,489	-		141,264
Discount on debt securities issued	-		(41,938)	-		(42,733)
			11,005,962			10,646,152
		~~W~~	75,115,366		~~W~~	75,363,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

16. Employee benefits

(a) Defined benefit obligations and plan assets

The Group operates a defined benefit plan and calculates the defined benefit obligation based on the employees’ pension compensation benefit and service provision period.

Defined benefit obligations and plan assets as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	2,060,680	2,063,102
Fair value of plan assets		(1,920,378)	(1,943,644)
Recognized liabilities for defined benefit obligations(*)	~~W~~	140,302	119,458

(*) The net defined benefit liability of ~~W~~140,302 million as of March 31, 2020 is the net defined benefit liability of ~~W~~140,473 million less the net plan assets of ~~W~~171 million.

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Current service cost	~~W~~	45,270	44,517
Net interest expense		392	647
Past service cost		-	102
Settlement gain or loss		-	(29)
	~~W~~	45,662	45,237

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

17.  Provisions

(a) Provisions as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Asset retirement obligations	~~W~~	65,463	64,922
Expected loss related to litigation		8,864	8,789
Unused credit commitments		288,897	263,752
Financial guarantee contracts issued		98,163	100,430
Others		115,222	119,131
	~~W~~	576,609	557,024

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the three-month period ended March 31, 2020 are as follows:

		March 31, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to 12 month expected credit loss		28,483	(28,430)	(53)	294	(294)	-	-
Transfer to life time expected credit loss		(5,616)	5,626	(10)	(138)	138	-	-
Transfer to impaired financial asset		(43)	(341)	384	-	-	-	-
Provided(reversed)		(14,430)	36,632	1,054	109	238	(809)	22,794
FX change		1,475	408	-	1,832	386	104	4,205
Others (*)		6	-	-	(4,539)	(481)	(106)	(5,120)
Ending balance	~~W~~	141,903	133,734	13,260	66,025	5,556	-	360,478

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	-	-
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	-	-
Transfer to impaired financial asset		(229)	(752)	981	(12)	-	12	-
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	-	1,302	323	102	2,762
OtOthers (*)		-	-	-	1,603	630	(117)	2,116
Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Policy reserve	~~W~~	52,257,532	52,086,132
Policyholder’s equity adjustment		69,594	77,285
	~~W~~	52,327,126	52,163,417

(b) Income or expenses on insurance contracts for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Insurance income
Premium income	~~W~~	1,712,695	1,937,644
Reinsurance income		38,745	33,341
Separate account income		16,243	10,098
		1,767,683	1,981,083
Insurance expenses
Claims paid		(1,552,024)	(1,284,512)
Reinsurance premium expenses		(44,850)	(39,543)
Provision for policy reserves(*)		(169,107)	(608,153)
Separate account expenses		(16,243)	(10,096)
Discount charge		(155)	(201)
Acquisition costs		(212,296)	(204,319)
Collection expenses		(4,788)	(4,741)
Deferred acquisition costs		129,184	122,978
Amortization of deferred acquisition costs		(98,253)	(157,422)
		(1,968,532)	(2,186,009)

Net loss on insurance	~~W~~	(200,849)	(204,926)

(*) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries (~~W~~494,270 million and ~~W~~473,639million for the three-month periods ended March 31, 2020 and 2019, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

19. Equity

(a) Equity as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Capital stock:
Common stock (*1)	~~W~~	2,412,162	2,370,998
Preferred stock		361,465	361,465
		2,773,627	2,732,463

Hybrid bonds		1,731,235	1,731,235

Capital surplus:
Share premium		10,443,172	10,155,150
Others		882,015	410,203
		11,325,187	10,565,353

Capital adjustments		(832,925)	(1,116,770)

Accumulated other comprehensive income, net of tax:
Gain on valuation of financial assets at fair value through other comprehensive income		284,161	306,470
Loss on financial assets at fair value through profit or loss (overlay approach)		51,693	71,621
Equity in other comprehensive income of associates		6,738	8,177
Foreign currency translation adjustments for foreign operations		(158,592)	(217,465)
Net loss from cash flow hedges		(52,974)	(33,711)
Other comprehensive income of separate account		15,130	14,539
Remeasurement of defined benefit liabilities		(402,224)	(401,532)
Changes in own credit risk on financial liabilities designated under fair value option		(8,267)	(8,255)
		(264,335)	(260,156)

Retained earnings		25,541,384	25,525,821

Non-controlling interest (*2)		1,667,852	2,752,435
	~~W~~	41,942,025	41,930,381

(*1) During the three-month period ended March 31, 2020, common stocks of amounting to ~~W~~ 330 billion were issued.

(*2) Non-controlling interests of ~~W~~1,330,337million decreased during the three-month period ended March 31, 2020 due to the acquisition of the remaining shares of Orange Life Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

19. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2020 and December 31, 2019 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		March 31, 2020	December 31, 2019
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,731,235

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

19. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2020 are as follows:

		March 31, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		42,308	(26,350)	(1,496)	-	-	815	-	(14)	(52,957)	(16)	(37,710)
Reclassification:
Change due to impairment or disposal		(9,569)	-	-	5,858	-	-	-	-	-	-	(3,711)
Effect of hedge accounting		-	-	-	-	(131,562)	-	-	-	-	-	(131,562)
Hedging		(16,657)	-	-	(65,677)	104,725	-	-	-	-	-	22,391
Effects from exchange rate fluctuations		-	-	-	117,151	-	-	-	-	2,268	-	119,419
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(873)	-	-	-	(873)
Deferred income taxes		(3,822)	6,422	67	1,439	7,574	(224)	178	4	12,547	4	24,189
Transfer to other account		-	-	-	-	-	-	-	-	3,764	-	3,764
Non-controlling interests		(191)	-	-	102	-	-	3	-	-	-	(86)
Ending balance	~~W~~	245,397	51,693	6,764	(158,592)	(52,974)	15,130	(402,224)	(26)	38,764	(8,267)	(264,335)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

19.  Equity (continued)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	-	-	14,382	-	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	-	-	-	-	-	-	-	-	-	(23,281)
Effect of hedge accounting		-	-	-	-	(75,020)	-	-	-	-	-	(75,020)
Hedging		(731)	-	-	(49,361)	50,083	-	-	-	-	-	(9)
Effects from exchange rate fluctuations		-	-	-	147,899	-	-	-	-	293	-	148,192
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(75,595)	-	-	-	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		-	-	-	-	-	-	-	-	5,860	-	5,860
Non-controlling interests		(67,457)	(12,289)	-	(1,383)	2,629	-	(206)	-	-	-	(78,706)
Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

In millions of won, except per share data)

19.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Beginning balance	~~W~~	3,161,170	2,844,690
Business combination		-	25,608
Planned regulatory reversal of loan losses		63,570	290,872
Ending balance	~~W~~	3,224,740	3,161,170

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Profit attributable to equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	932,400	918,359
Provision for regulatory reserve for loan losses		(72,379)	(125,126)
Profit attributable to equity holders of Shinhan Financial Group Co., Ltd. adjusted for regulatory reserve	~~W~~	860,021	793,233
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	~~W~~	1,700	1,648

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

In millions of won, except per share data)

19.  Equity (continued)

(e) Treasury stock

The acquisition of treasury stock during the three-month period ended March 31, 2020 and the year ended December 31, 2019 is as follows:

		March 31, 2020		December 31, 2019
		The number of share	Carrying value	The number of share	Carrying value
Beginning balance	~~W~~	13,882,062	600,000	3,648,659	155,923
Acquisition		6,499,812	260,956	10,233,403	444,077
Disposition		13,882,062	600,000	-	-
Ending balance		6,499,812	260,956	13,882,062	600,000

(*) At the time of stock exchange with Orange Life Co., Ltd., the treasury stock was disposed of, and some stocks were reacquired. Shares of Shinhan Financial Group Co., Ltd. owned by Orange Life Insurance Co., Ltd. as a share exchange are included in treasury shares.

(f) Dividends

Dividends declared and paid by the controlling company for the three-month period ended March 31, 2020 are as follows:

		March 31, 2020
Common stock (~~W~~1,850 per share)	~~W~~	851,587
Convertible preferred stock (~~W~~1,850 per share)		32,342
	~~W~~	883,929

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

20. Net interest income

Net interest income for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Interest income:
Cash and due from banks at amortized cost	~~W~~	43,816	57,109
Due from banks at fair value through profit or loss		7,096	7,340
Securities at fair value through profit or loss		204,722	173,372
Securities at fair value through other comprehensive income		255,100	261,066
Securities at amortized cost		267,058	281,529
Loans at amortized cost		3,043,235	3,029,232
Loans at fair value through profit or loss		19,154	9,639
Others		21,156	24,028
		3,861,337	3,843,315
Interest expense:
Deposits		(825,854)	(897,384)
Borrowings		(131,907)	(132,564)
Debt securities issued		(415,892)	(392,909)
Others		(24,252)	(38,951)
		(1,397,905)	(1,461,808)

Net interest income	~~W~~	2,463,432	2,381,507

21. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2020 and 2019 were as follows:

		March 31, 2020	March 31, 2019
Fees and commission income:
Credit placement fees	~~W~~	29,643	14,489
Commission received as electronic charge receipt		36,179	36,537
Brokerage fees		106,747	85,095
Commission received as agency		37,124	28,712
Investment banking fees		25,378	22,793
Commission received in foreign exchange activities		57,762	49,113
Asset management fees		67,988	63,937
Credit card fees		275,438	308,072
Operating lease fees		49,002	30,282
Others		210,175	176,177
		895,436	815,207
Fees and commission expense:
Credit-related fee		(11,762)	(9,167)
Credit card fees		(224,050)	(221,415)
Others		(128,143)	(105,181)
		(363,955)	(335,763)

Net fees and commission income	~~W~~	531,481	479,444

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Allowance provided :
Loans at amortized cost	~~W~~	(248,099)	(223,222)
Other financial assets at amortized cost		(10,309)	(11,054)
Securities at fair value through other comprehensive income		(2,120)	(6,563)
Unused credit line and financial guarantee		(22,794)	(16,421)
Securities at amortized cost		(592)	(130)
	~~W~~	(283,914)	(257,390)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

23. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Employee benefits:
Salaries	~~W~~	708,343	704,287
Severance benefits:		54,245	53,761
Defined contribution		9,928	9,664
Defined benefit		44,317	44,097
Termination benefits		1,107	554
		763,695	758,602

Entertainment		8,111	7,781
Depreciation		124,779	118,334
Amortization		29,202	21,240
Taxes and dues		42,161	42,738
Advertising		37,002	36,643
Research		4,849	4,159
Others		188,089	178,889
	~~W~~	1,197,888	1,168,386

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of March 31, 2020 are as follows:

	6th grant(*)	7th grant(*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Options’ expiry dates	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised and cancelled	-	-
Balance at March 31, 2020	58,764	36,162

Fair value per share in won	~~W~~83	~~W~~281 (Expiration of contractual exercise period : May 17, 2021) ~~W~~302 (Expiration of contractual exercise period : Sep 17, 2021)

(*) All of stock options have vested as of March 31, 2020, and the weighted average exercise price for 94,926 stock options outstanding at March 31, 2020 is ~~W~~52,462.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

24.  Share-based payments (continued)

(b) Performance shares granted as of March 31, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Linked to relative stock price (20.0%) and linked to management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at March 31, 2020	57,795	1,725,346

Fair value per share in won(*2)	~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580, ~~W~~44,222 for the expiration of exercising period from 2015 to 2019	~~W~~28,600

(* 1) Starting from 2020, Shinhan Financial Group and Shinhan Bank will apply solvency index (20.0%) addition to relative stock index (20.0%) and management index (60.0%).

(*2) Based on performance-linked stock compensation, the average price of the weighted average share price for the past two months, the past one month, and the past one week from the day before the reference date (4 years after the grant date for the deferred target) is paid in cash, and the fair value of the reference price to be paid in the future is evaluated as the closing price.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	15	20	35
Performance share		2,093	17,666	19,759
	~~W~~	2,108	17,686	19,794

		March 31, 2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	1	1
6th		1	5	6
7th		7	8	15
Performance share		1,762	13,348	15,110
	~~W~~	1,770	13,362	15,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		4	7	11
Performance share		5,395	46,447	51,842
	~~W~~	5,400	46,458	51,858

(*)The intrinsic value of share-based payments is ~~W~~ 51,842 million as of March 31, 2020. For calculating, the quoted market price ~~W~~ 28,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		December 31, 2019
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*)The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Current income tax expense	~~W~~	192,501	191,571
Origination and reversal of temporary differences		108,700	230,604
Income tax recognized in other comprehensive income		25,841	(65,463)
Income tax expense	~~W~~	327,042	356,712

Effective tax rate	%	25.62	26.97

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

26. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	932,400	918,359
Less:
Dividends to hybrid bonds		(29,144)	(18,341)
Net profit available for common stock	~~W~~	903,256	900,018

Weighted average number of common stocks outstanding(*)		488,781,705	470,269,261

Basic and diluted earnings per share in won	~~W~~	1,848	1,914

(*) The controlling company has issued 482,432,493 shares of common stocks, and the above weighted average number of common stocks outstanding was calculated by reflecting changes in treasury stocks for the three-month periods ended March 31, 2020 and 17,482,000 shares of convertible preferred stocks issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Guarantees:
Guarantees outstanding	~~W~~	9,447,622	9,319,885
Contingent guarantees		4,320,289	3,669,697
		13,767,911	12,989,582
Commitments to extend credit:
Loan commitments in won		74,050,262	74,393,722
Loan commitments in foreign currency		22,678,448	22,542,776
ABS and ABCP commitments		2,071,051	2,116,354
Others		84,039,628	81,387,165
		182,839,389	180,440,017
Endorsed bills:
Secured endorsed bills		3,406	11,287
Unsecured endorsed bills		9,662,614	6,737,097
		9,666,020	6,748,384
Loans sold with recourse		2,099	2,099
	~~W~~	206,275,419	200,180,082

(b) Legal contingencies

At the end of the current quarter, the Group is involved with 454 pending lawsuits with total litigation fee of ~~W~~264,512 million.

At the end of the current quarter, the Group accounted ~~W~~ 8,864 million and ~~W~~ 1,854 million, respectively, as the provisions for provisions and provisions for other liabilities and payment reserve for litigation cases in which the trial was decided in the first trial. The results of other lawsuits are not expected to have a significant impact on the consolidated financial statements of the Group; however, additional losses may incur based on the outcome of lawsuit in the future.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake (35% of its total shares) in the Group.  In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) As a case before the acquisition of the Asia Trust Co., Ltd., a subsidiary company, a number of complaints occurred due to fraudulent use of the discarded seal, etc. by the employee in connection with the land acquisition agency in Yeoksam-dong, Seoul and some of these complaints filed a lawsuit for a settlement claim, etc. (the lawsuit amount is ~~W~~ 50.3 billion). In this regard, a special inspection was conducted by the Financial Supervisory Service in February 2019. As of March 31, 2020, the Group cannot reliably measure the likelihood of loss and the extent of loss in such lawsuits, and therefore, this effect has not been reflected in the consolidated interim financial statements.

(e) Regarding the currency option contracts, the Group has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; the Group will proceed with Board of Directors’ decision.  The Group's management anticipates that the result of the adjustment will not have a significant impact on the Group's financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

27.  Commitments and contingencies (continued)

(f) The Group, as the Prime Brokerage Service provider, has performed the TRS transactions (Total Return Swap: Derivatives that exchange risk with income from underlying assets, such as stocks, bonds, funds, etc.) as per the TRS Agreement with a fund managed by Lime Asset Management (“Lime Fund”). Through the TRS Agreement with the Group, Lime Fund indirectly invested about $200 million of IIG Global Trade Finance Fund, IIG Trade Finance Fund and IIG Trade Finance Fund-FX Hedged (collectively, “IIG Funds”) from May 2017 to September 2017. In accordance with the Lime Fund's directions in 2019, the Group invested IIG Fund in kind in LAM Enhanced Finance III L.P. (“LAM III Fund”) and acquired the LAM III Fund's beneficiary certificates. The recoverable amount on the LAM III Fund beneficiary certificates is affected by the recoverable amounts of the IIG funds contributed in kind. The IIG Funds received cancellation of registration and asset freeze order from the U.S Securities and Exchange Commission in November 2019. The Financial Supervisory Service (“FSS”) announced in February 2020 that the Group was suspected of being involved in misconduct and fraudulent activities while the Group made the TRS transactions with the Lime Asset Management. The related prosecutors’ investigations on Lime Asset Management are also underway. As of now whether the Group as the Prime Brokerage Service provider is legally responsible depends on the FSS’s additional inspections, prosecutors’ inspections and the future litigation; and the legal obligation of the Group relating to the suspected involvement in the fraudulent activities is not determined.

In addition, some of the private equity funds sold by the Group and managed by Lime Asset management are being inspected for whether any mis-selling has been involved by the supervisory authority. Depending on the results of the inspection, proceedings for dispute settlement and loss compensation on the miss-selling, if any, may take place. As of March 31, 2020, the sales status of the Group’s repurchase deferral fund of Lime Fund is ~~W~~ 601.7 billion, as the amount of compensation cannot be estimated reliably as of the reporting date, the Group has not recognized a provision.

(g) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018, but the maturity payment has been delayed since July 2019. Accordingly, the supervisory authority is inspecting whether or not the trust product is a mis-selling. Since April 2020, the Group has decided to pay an amount equivalent to 50% of the investment principal to customers who agree with the late maturity payment. The applicable allowance is settled at the time of recovery of the investment, and the expected loss due to the allowance cannot be reliably estimated as of the reporting date, and the provision was not recognized.

(h) Even if the fair value of the stock price-linked financial instruments operated by the individual pension trust temporarily decreased due to the effects of the COVID-19, the Group did not recognize the provision because it judged that the possibility of loss is unlikely on the basis of the principal preservation agreement.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Cash and due from banks	~~W~~	30,618,401	28,435,818
Adjustments:		(22,635,887)	(19,856,644)
Due from financial institutions with a maturity over three months from date of acquisition		(3,448,960)	(3,349,719)
Restricted due from banks		(19,186,927)	(16,506,925)
	~~W~~	7,982,514	8,579,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The Group defines the as the scope of related parties into retirement benefit plans subject to key management personal and their immediate relatives, the Group and its related parties in accordance with K-IFRS No.1024 and the Group discloses intra-group balances, and income and expenses. Please refer to 'Note 12' for details of related parties and entities under common control.

(a) Balances with the related parties as of March 31, 2020 and December 31, 2019 are as follows:

Related party	Account		March 31, 2020	December 31, 2019
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	89	92
〃	Credit card loans		90	173
〃	Deposits		337	402
Partners 4th Growth Investment Fund	Deposits		245	1,443
BNP Paribas Cardif General Insurance	Credit card loans		24	26
〃	Other assets		401	401
〃	Deposits		68	17
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		-	91
Dream High Fund Ⅲ	Deposits		5	5
Credian Healthcare Private Equity Fund II	Deposits		6	4
Midas Dong-A Snowball Venture Fund 2	Deposits		415	233
Eum Private Equity Fund No.3	Deposits		326	353
Incorporated association Finance Saving Information Center	Deposits		4	6
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		74	248
Nomura investment property trust No.19	Loans		11,973	11,973
〃	Other assets		41	42
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		671	678
Shinhan-Stonebridge Petro Private Equity Fund	Other assets		-	810
Korea Finance Security	Deposits		306	362
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		96	9
Hermes Private Investment Equity Fund	Deposits		273	275
Multimedia Tech Co.Ltd	Deposits		3	3
Korea Credit Bureau	Deposits		78	80
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	24,000
〃	ACL		(78)	(78)
SBC PFV Co., Ltd	Deposits		5,174	5,142
GMG Development Co,. Ltd	Deposits		278	300
Sprott Global Renewable Private Equity Fund I	Deposits		316	342
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(3)
〃	Deposits		4,165	7,598
Goduck Gangil10 PFV Co., Ltd	Loans		28,200	-
〃	ACL		(63)	-
〃	Deposits		16,133	-
Shinhan Global Healthcare Fund 1	Deposits		1	-
Credian Healthcare Private Equity Fund II	Deposits		115	-
One Shinhan Global Fund 1	Unearned revenue		67	-
Key management personnel and their immediate relatives:	Loans		3,999	4,426
	Assets		70,144	43,431
	Liabilities	~~W~~	28,485	16,822

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

29. Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2020 and 2019 are as follows:

Related party	Account		March 31, 2020	March 31, 2019

Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	983	825
〃	Reversal of credit losses		4	-
〃	General and administrative expenses		(1)	(3)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		-	144
BNP Paribas Cardif General Insurance	Fees and commission income		2	3
〃	Reversal of credit losses		99	-
Midas Dong-A Snowball Venture Fund(*1)	Fees and commission income		-	10
〃	Interest expense		-	(1)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ(*1)	Fees and commission income		-	2
SM New Technology Business Investment Fund I	Fees and commission income		-	14
Partners 4th Growth Investment Fund	Interest expense		(2)	(3)
SHBNPP Private Korea Equity Long-Short Professional Feeder (*2)	Fees and commission income		-	130
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	54
Shinhan Global health care Investment No.1 Co,LTD	Fees and commission income		-	181
Shinhan Fintech New Technology Fund No.1(*2)	Fees and commission income		-	38
Shinhan capital-Cape FN Fund No.1(*1)	Fees and commission income		-	52
SHC-K2 Global Material Fund	Fees and commission income		-	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		39	31
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		-	62
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		174	194
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		90	90
SHC ULMUS Fund No.1	Fees and commission income		19	19
Shinhan-PS Investment Fund No.1	Fees and commission income		5	10
Nomura investment property trust No.19	Interest income		130	129
BNPMAIN investment trust No.3	Fees and commission income		671	665
KOREA FINANCE SECURITY	Fees and commission income		3	2
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		69	69
Shinhan-Rhinos 1 Fund	Fees and commission income		64	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		19	-
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		60	-
One Shinhan Global Fund 1	Fees and commission income		107	-
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		56	-
Korea Credit Bureau	Fees and commission income		4	-
Goduck Gangil1 PFV Co., Ltd	Interest income		227	-
SBC PFV Co., Ltd	Interest expense		(1)	-
IMM Global Private Equity Fund	Interest income		6	-
〃	Interest expense		(6)	-
Goduck Gangil10 PFV Co., Ltd	Interest income		76	-
〃	Fees and commission income		1,435	-
〃	Interest expense		(1)	-
〃	Reversal of credit losses (provision for credit losses)		(63)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month periods ended March 31, 2020 and 2019 are as follows (continued):

Related party	Account		March 31, 2020	March 31, 2019

Key management personnel and their immediate relatives
Interest income			50	46
		~~W~~	4,372	2,847

(*1) Removed from the related parties due to sale and disposition for the year ended December 31, 2019.

(*2) As the Group has significant influence by acquiring shares, included in the related parties for the year ended December 31, 2019.

(c) Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2020 and 2019 are as follows:

		March 31, 2020	March 31, 2019
Short-term employee benefits	~~W~~	4,621	3,922
Severance benefits		152	111
Share-based payment transactions(*)		(3,042)	4,138
	~~W~~	1,731	8,171

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

29.  Related parties (continued)

(d) The guarantees provided between the related parties as of March 31, 2020 and December 31, 2019 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		March 31, 2020	December 31, 2019	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(e) Details of collaterals provided by the related parties as of March 31, 2020 and December 31, 2019 are as follows:

Provided to	Provided by	Pledged assets		March 31, 2020	December 31, 2019
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Properties		120	120
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	28,800
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		36,000	-
Total			~~W~~	76,920	40,920

(f) Details of significant loan transactions with related parties for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

			March 31, 2020
Classification	Company		Beginning	Loan	Recover	Other (*)		Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-		11,973
〃	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	-		24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	-	-		28,200
〃	IMM Global Private Equity Fund		800	-	-	-		800
Total		~~W~~	36,773	28,200	-	-	-	64,973

(*) The effect of changes in credit loss allowance is included.

			December 31, 2019
Classification	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	7	11,973
〃	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	-	24,000
〃	IMM Global Private Equity Fund		-	800	-	-	800
Total		~~W~~	11,966	24,800	-	7	36,773

(*) The effect of changes in credit loss allowance is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020	December 31, 2019
Total assets:
Asset-backed securitization	~~W~~	235,561,833	208,441,947
Structured financing		196,097,981	195,374,046
Investment fund		154,967,154	215,371,530
	~~W~~	586,626,968	619,187,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,597	90,825	-	101,422
Loan at amortized cost		708,498	10,457,680	479,288	11,645,466
Securities at fair value through profit or loss		3,350,074	261,829	9,870,000	13,481,903
Derivatives		29,081	7,438	-	36,519
Securities at fair value through other comprehensive income		2,339,538	127,271	-	2,466,809
Securities at amortized cost		5,968,786	-	-	5,968,786
Other assets		3,824	41,092	1,088	46,004
	~~W~~	12,410,398	10,986,135	10,350,376	33,746,909
Liabilities:
Derivative liabilities	~~W~~	-	1,159	-	1,159
Other		4,606	16,701	-	21,307
	~~W~~	4,606	17,860	-	22,466

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	-	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivate assets		21,494	1,027	-	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	-	2,333,275
Securities at amortized cost		4,894,942	-	-	4,894,942
Other assets		3,244	14,776	58,948	76,968
	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
Liabilities:
Other liabilities	~~W~~	682	10,457	-	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	12,410,398	10,986,135	10,350,376	33,746,909,
ABS and ABCP commitments		1,140,384	-	846,221	1,986,605
Loan commitments		752,088	810,971	67,796	1,630,855
Guarantees		142,579	-	-	142,579
Others		-	76,893	-	76,893
	~~W~~	14,445,449	11,873,999	11,264,393	37,583,841

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	-	1,701,424
Guarantees		139,522	4,000	-	143,522
Others		-	118,969	-	118,969
	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

31. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

However, the Korean government is providing unprecedented financial and economic relief measures, and it is improper to assume a significant increase in credit risk merely due to repayment terms being extended.

Given these considerations, during the first quarter once applying Korean IFRS 1109 Financial Instrument, the forward-looking information used by the Group in estimating expected credit loss is the same as applied to the calculation of expected credit loss at the end of last year.

In future reporting periods, there could be additional charges related to expected credit losses once the Group completes its updated assessment of forward looking information with respect to macroeconomic scenarios

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows :

(a) Shinhan Bank

		March 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	89,026	3,494,898	1,530,982	208,215	62,564	1,801,020	64,639	7,251,344
Securities at fair value through profit or loss		-	-	20,065	-	-	2,574	-	22,639
Securities at fair value through other comprehensive income		115,012	2,928	207,804	-	7,350	8,545	-	341,639
Off-balance accounts		468,096	215,951	2,648,295	6,177	119,073	958,437	80,507	4,496,536
	~~W~~	672,134	3,713,777	4,407,146	214,392	188,987	2,770,576	145,146	12,112,158

(b) Shinhan Card Co., Ltd.

		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	399,657	177,534	257,644	257,644
Off-balance accounts		788,461		-	788,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

		March 31, 2020
		Land transport	Lodging	Food service and Drinking places	Art-related	Movie theater	Retail	Others	Total
Loans at amortized costs	~~W~~	21,625	212,574	317,144	3,926	7,783	399,092	236,078	1,198,222
Off-balance accounts		4,893	11,379	43,519	305	-	56,352	28,159	144,607

(c) Jeju Bank

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2020 and 2019(Unaudited), and December 31, 2019

(In millions of won)

32. Events after the reporting period

The Group decided to acquire and retire treasury stocks in accordance with the resolution of the Board of Directors on March 26, 2020. The number of shares to be acquired is 5,484,460 common stocks, and the expected end date of the acquisition is June 26, 2020. Treasury stocks acquired under the resolution of the board of directors will be retired.